04035766

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Grande Cache Coal Corporation

*CURRENT ADDRESS 510, 703 - 6th Avenue S.W.
Calgary, Alberta T2P 0T9
Canada

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 27 2004
THOMSON FINANCIAL

FILE NO. 82- 34802 FISCAL YEAR 3/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
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OICF/BY: [signature]
DAT : 7/26/04

Grande Cache Coal Corporation





ANNUAL REPORT 2004

Grande Cache Coal Corporation

Suite 250, 703 - 6th Avenue SW
Calgary, Alberta, Canada T2P 0T9




ALBERTA
CANADA
U.S.A.




Township 059 Range 09 W6
Township 058 Range 09 W6
SHEEP CREEK ACCESS ROAD
1304020416 Lease
1304020417 Lease
Tunnelway
Category 4
No. 8 Mine
No. 8 Lease
H.R.Milner Generating Sta
GCCC Processing Plant
SMOKY RIVER
Township 058 Range 08 W6
Township 057 Range 08 W6
Highway 40 to Grande Prairie
Highway 40 to Hinton
Grande Cache Lake
Township 056 Range 08 W6

Cover Photo:
The Smoky River Valley
in Northwest Alberta
is the site of the
Grande Cache Coal Corporation
mining operations.







The 2004 annual report marks an important turning point in the development of our Company. On May 12, 2004 Grande Cache Coal closed its initial public offering (IPO) of common shares and began trading on the Toronto Stock Exchange. With the issue of 22 million shares, we completed our transition from a private company to the second largest publicly traded metallurgical coal company in Canada. The solid financial base provided by the IPO has allowed us to move rapidly forward as we implement our business plan.

This has been an exciting and rewarding year for Grande Cache Coal (GCC). After many long months of hard work, in mid 2003 we began to see progress towards the completion of the regulatory approvals process. We completed the regulatory work related to the development of the No. 7 Underground Mine paving the way for our initial operating approval. At the same time, prices in the metallurgical coal export market climbed to near record levels as demand for hard coking coal increased dramatically. This contributed greatly to renewed customer interest in our Grande Cache Project and led to multi year commitments for sales of our coal. Additionally, we received financial support from a major Japanese trading company. The combination of these factors and the strong fundamentals of our project led to the successful completion of our IPO. It has indeed been a very eventful period for GCC.

With the funding provided by the IPO, we are now developing the No. 7 Mine. A number of new employees have been hired and we are on schedule to have the first coal shipped to our customers during the fourth quarter of calendar 2004. Recent discussions with our Japanese and Korean customers have confirmed that the metallurgical coal markets continue to be tight. We are all working to accelerate the schedule as much as possible and increase our coal production.

Grande Cache Coal is very well positioned to quickly get coal moving to the export market. Extensive infrastructure is already in place at the mine site including a coal process plant, rail load-out facility as well as an existing shop, warehouse, office complex. Work is underway to refurbish these assets where necessary. We will be able to process and ship coal as soon as mine production can begin.

When we started Grande Cache Coal in mid 2000, we could not have predicted the challenges we would face as we progressed through the regulatory approvals process. Important lessons have been learned and we now have a much greater appreciation of the regulatory requirements. Clearly, permitting work for new mining areas will continue to be a fundamental activity for GCC and we will remain focused on the ever changing regulatory environment. It will be a primary corporate undertaking to ensure we maintain an adequate inventory of permitted and licensed mining areas that will allow optimal flexibility in planning the medium and long-term future for the property.

The Year In Review

Strengthening commodity prices throughout the year led to increased interest in junior mining companies and in particular, our project. The consolidation of the senior Canadian export coking coal producers created a new level of investor awareness of our industry. Most importantly, the demand for seaborne metallurgical coal increased as higher steel demand impacted our industry. These improved market conditions allowed GCC to proceed with our plans for mining in the Smoky River Coalfield. Various financing alternatives were considered by GCC's Board of Directors and a decision was made in December to proceed with an IPO.

Important accomplishments during the year include:

- The acquisition of additional coal resources. After acquiring the original coal leases from the Alberta Government in 2000, GCC obtained further coal lease areas in January 2003 and February 2004. The bulk of the known coal resources of the Smoky River Coalfield are now controlled by GCC and the Company has some 15,280 hectares under lease from Alberta Energy.

- The completion of a twelve year mine plan covering the production of 21 million tonnes of saleable product. Revenue through the period is estimated at $1.4 billion.

- The approval by the Alberta Energy and Utilities Board of GCC's application for the transfer of the mine permit and license for a surface mining area known as the No. 12S B2 Mine.

In March, Gene Wusaty and Tom Pierce joined our project team as Chief Operating Officer and Chief Financial Officer, respectively. Additional key operating and administrative roles are being filled as we move towards our first production.

With the successful closing of our offering, the Company now has the financial resources necessary to proceed with development of the project.

The Year Ahead – Back To The Future

We will very soon be in production in an area with a long history of coal mining. Prior to the previous operator suspending production, the property had produced over 50 million tonnes of metallurgical coal during a thirty-plus year period. GCC is ready to author the next chapter in the coal mine story by restarting mining and continuing the proud tradition of coal production in the Grande Cache area.

Road construction for the No. 7 Mine is underway and on schedule. This initial underground mine is planned to produce a total of 5.2 million tonnes of salable product. This coal is a prime-quality low-volatile hard coking coal that is very much in demand by steel producers throughout the world.

In addition, GCC has filed an application with Alberta Environment that, if approved, would amend the Company's existing Environmental Protection and Enhancement Act operating approval to include the No. 12S B2 surface mining area. This surface mine was in production at the time mining activities were suspended. If the required approvals can be obtained in a timely manner, there are very good prospects for the resumption of surface mining operations in the B2 Pit this year. Management is very hopeful that there will be coal produced from this surface mine during the current year.

Recent customer visits have confirmed the strong demand for the coal to be produced during 2004. Our trading partners in both Japan and Korea have expressed continued support for the Grande Cache Coal Project and are anxious to receive coal. We will be focusing our efforts on satisfying our commitments to these key customers.

The recent strength of the market for metallurgical coal can be attributed to a number of factors including steel production increases in China. Of the nearly one billion tonnes of steel produced in the world last year, China consumed over one quarter of the output. There are questions about the continued strength of both the steel and raw materials markets. In a recent interview with the *Financial Times*, the chief executive of Arcelor SA, the world's biggest steel producer, said that in looking ahead to 2005 he "continued to have concerns" about tightness of supply of some raw materials, particularly coke. We share this view as do many analysts. We continue to closely monitor the market conditions and we remain optimistic that pricing for metallurgical coal will continue to be attractive through the next twelve months.

During the next twelve months we will be actively pursuing our exploration program to improve our reserve base and define new mining areas. We will complete the work required by the regulatory approvals process for those areas we have already identified and move forward with preliminary disclosure of our future mining plans. This is a major part of our ongoing commitment to build shareholder value and assess strategic opportunities.

A Year Of Transition – The Foundation For Growth

At this time we would like to thank our former Company Directors, Dale Hodgson, Jim Decker and Rick Hillary for their valuable contributions to the growth of GCC. Jim Decker and Rick Hillary were founding shareholders of the Company with Rick serving as the first Chairman and Jim the first President. All three individuals provided sound guidance and council throughout their tenure and especially in the time leading to the IPO.

As we move into this new phase as a public company, I would like to thank all of our original shareholders for their patience and commitment to our project and welcome our new shareholders to this exciting time of growth for GCC. We have worked diligently to reduce the risks associated with our project and we recognize that the current market conditions have given us a tremendous opportunity. Our corporate focus is to build a strong company based on a competitive cost structure. We will be concentrating on establishing a safe workplace for our employees within a highly productive working environment. We will be seeking to reward the confidence shown by our shareholders both old and new and we will work to build shareholder value.

I want to personally thank the members of our project team for their hard work in advancing the development. Without their dedication over the past three years we would not have be in position to realize our goals. In particular I want to thank Tom Pierce and Gene Wusaty for their strong contributions to the success of the IPO. I wish to express my gratitude to our Board of Directors for their continued support and assistance and I would especially like to thank our Chairman, Bob Brawn, for his leadership and guidance of both the Board and our management team.

With the strong fundamentals we have to work with and the best export market in decades, we are anxiously looking forward to the coming year and to becoming Canada's second largest exporter of metallurgical coal. **Grande Cache Coal is ready for business and we are going mining.**

Robert H. Stan
President and
Chief Executive Officer

This Management's Discussion and Analysis (MD&A) of Grande Cache Coal Corporation is prepared as at June 25, 2004 and is a year over year review of the activities, liquidity and capital resources of the Company. This MD&A contains forward-looking statements and these statements are based on certain estimates and assumptions and involve risks and uncertainties. Actual results may differ materially.

This MD&A should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended March 31, 2004. The Corporation reports its financial information in Canadian dollars, and all monetary amounts in this discussion and analysis are expressed in Canadian dollars unless specifically stated otherwise. Certain amounts in prior years have been reclassified to enable comparison with the current year's presentation.

The Corporation has a March 31st year-end and for clarity, reference to the 2004 year relates to the twelve month period ending March 31, 2004. The twelve month period ended March 31, 2003 is referred to as the 2003 year.

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

FINANCIAL OVERVIEW

(thousands of dollars, except per share amounts)	**2004**	**2003**	**2002**
Income Statement			
Revenue	1	1	15
Net loss	(1,208)	(405)	(388)
Basic and diluted loss per share	(0.23)	(0.16)	(0.23)
Balance Sheet			
Total assets	5,585	4,557	3,979
Long-term liabilities	77	73	70
Shareholder's equity	5,044	4,271	3,326

As at March 31, 2004 the Corporation continued to be in a development stage and was focused on re-establishing mining activities in the Smoky River Coalfield near Grande Cache, Alberta. Production had not commenced and therefore, there are no results from operations. The net loss for the year ended March 31, 2004 increased to $1,208 thousand from $405 thousand, due to the increase in general and administrative expenses.

SUBSEQUENT EVENT

On May 12, 2004, the Corporation completed its initial public offering of 22 million shares, with net proceeds of $54.1 million being raised. The net proceeds of the offering are to be used to fund the initial capital expenditures to develop and equip the No. 7-4 Underground Mine, the refurbishment of the coal processing facilities, to deposit reclamation security with the Alberta Government, to complete the exploration, engineering and permitting of the No. 16 East Surface Mine and for working capital.

REVENUE

The Corporation has not yet commenced commercial production and has no source of revenue at this time. Incidental interest revenue of $1 thousand was earned in both 2004 and 2003.

COSTS AND EXPENSES

General and administrative expenses increased to $1,194 thousand during fiscal 2004 from $387 thousand during fiscal 2003. The general and administrative expenses were comprised mainly of consulting fees, legal and audit fees, office rent, insurance, travel costs and general office overheads as follows:

(thousands of dollars)	Year Ended March 31 2004	2003
Consulting and management fees	1,013	228
Office rent	47	46
Insurance	40	32
Professional fees	17	25
Travel	25	15
Communications	18	16
General office overhead	34	25
	1,194	387

The increase in expenses is largely due to $616 thousand of stock-based compensation recorded in the current year. Contingent remuneration of $483 thousand was settled through the issuance of shares, stock option exercise value of $125 thousand was waived in lieu of services provided and $9 thousand was recorded as a stock option expense related to the fair-value accounting for stock options issued in 2004.

Depreciation and accretion increased slightly to $11 thousand from $9 thousand in the past year, primarily due to an increase in depreciable assets.

Liquidity And Capital Resources

As at March 31, 2004, the Corporation's cash and cash equivalents position increased to $337 thousand, compared to $199 thousand at March 31, 2003, while working capital decreased by $86 thousand over the same period to a negative position of $72 thousand at year-end. The overall cash position increased by $138 thousand from the prior year primarily due to the timing of payments. Cash flows from operations continued to be negative, as the Corporation has not commenced commercial production and has no source of revenue. The Corporation was debt free, with no off balance sheet financing structures in place at March 31, 2004 and continued to be solely dependent on equity financings as its sole source of working capital. Proceeds on issuance of share capital have remained relatively unchanged over the last two years, with $1,374 thousand being raised in 2004. Investing activities included additions to mineral properties and deferred costs of $540 thousand, a decrease of $251 thousand over the prior year.

Management began significant work on an initial public offering in the fourth quarter of 2004 and at March 31, 2004 had incurred $315 thousand in expenses related to the offering. Subsequent to year-end the initial public offering was completed, with net proceeds of $54.1 million received. The Corporation now has the necessary funding to begin production in its underground operations and to fund planned growth and development activities over the next 18 to 24 months

Also subsequent to year-end, the Corporation entered into an advance payment agreement with a Japanese trading company. This agreement is for the advance of up to US$4.0 million to the Corporation for certain mine development and operational activities. Repayment of the advance occurs through a reduction in the sales price of future shipments to the Japanese trading company. The advance must be repaid by September 30, 2005. As at June 25, 2004, the entire US$4.0 million had been advanced to the Corporation.

At March 31, 2004, the Corporation did not have any long-term liabilities except for asset retirement obligations of $77 thousand, which are fully supported by amounts on deposit with the Alberta Government. No other contractual obligations existed at March 31, 2004.

OPERATIONS

The completion of the initial public offering in May 2004 has provided the Corporation with the necessary funding to enable the commencement of commercial production in the 2005 fiscal year. It is anticipated that underground mining will begin in the fall of calendar year 2004 and shipments to customers will commence before the end of calendar year 2004. Underground mining equipment has been ordered and it is expected that hiring of underground employees will begin through the summer months. Work is also underway to refurbish the processing facilities to ensure that coal can be processed as soon as it becomes available.

A letter of intent to supply a Japanese trading company with 500,000 tonnes of metallurgical coal per year for a multi-year period has been entered into, with 250,000 tonnes to be supplied by March 31, 2005. Also, a memorandum of understanding has been entered into with an integrated steel producer in Korea to supply approximately 600,000 tonnes of metallurgical coal per year, with 300,000 tonnes to be supplied by March 31, 2005. As is customary in the metallurgical coal markets, the prices under these multi-year commitments are to be negotiated annually.

In addition, the Corporation has announced its intention to proceed with surface mining development plans for the No. 12S B2 Mine, but has not yet finalized the pit plan and schedule. An application has been made to Alberta Environment for an amendment to the existing approval for the No. 12 Mine South B2 Extension Phase 1 Mine and discussions are ongoing with government agencies. The Corporation is hopeful that surface mining in this area will commence in the current calendar year, provided government approvals can be obtained.

The Corporation has entered into a letter of intent with one of Canada's largest providers of mining and site preparation services for the provision of mining and related services. The scope of the agreement to be negotiated will include the construction of the access road and portal development at the No. 7-4 Underground Mine, mining services at the No. 12S B2 Surface Mine and coal haulage to the processing plant from both of these mines. Negotiations are currently on-going for the provision of all these services.

Negotiations are ongoing with both rail and port service providers for the Corporation's transportation and loading requirements. Both the rail and port facilities have available capacity to handle our products and negotiations are ongoing to establish price terms. Management is also proceeding with hiring administration and support staff to ensure appropriate resources are available during the start-up of mining operations.

METALLURGICAL COAL MARKETS

The global demand for metallurgical coking coal is extremely strong at the present time as international steel production remains high. The supply of metallurgical coal remains tight and consumers of metallurgical coal have been reported to be purchasing metallurgical coal at all time high prices. The supply and demand balance for seaborne metallurgical coal is difficult to predict over the longer term but international steel production is anticipated to remain strong over the near term and as a result, prices should remain strong through the 2005 coal year.

CAPITAL EXPENDITURES

Capital expenditures related to the commencement of commercial production are anticipated to be approximately $25 million over the next twelve months. These expenditures will include the purchase of underground mining equipment, infrastructure for the No. 7-4 Underground Mine, process facilities rehabilitation, mine development and permitting and other site services and facilities necessary to produce and ship metallurgical coal. Capital requirements for the proposed No. 12S B2 Surface Mine have not yet been finalized and will be dependent on getting the required government approvals to restart mining in this area.

Critical Accounting Estimates

The Corporation's consolidated financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles and in preparing these statements, management has to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. The estimates and assumptions are believed to be reasonable under the circumstances and are based on historical experience, current conditions and expert advice. Estimates are reviewed on an ongoing basis and updated as required. The use of other assumptions could result in different estimates and actual results may vary from results based on these estimates.

Management considers the accounting policies for capital assets, asset retirement obligations and stock-based compensation to be the most critical in understanding the judgments that are involved in preparing the consolidated financial statements and the uncertainties that could impact the results of operations, financial condition and cash flows.

The Corporation capitalizes the development costs of mining projects once economically recoverable reserves are known to exist. The determination of economic mineral reserves is a complex task, in which many assumptions and estimates are made. These include the use of geological sampling, engineering models, estimates of future costs and estimates of future sales prices and exchange rates. New knowledge derived from further exploration, development and mining of the ore body may also impact reserve estimates.

Capital assets are reviewed for impairment on an ongoing basis. Changes in market conditions, reserve estimates and operating conditions are updated from time to time. In management's view, a reduction in the carrying value of the capital assets is not required at March 31, 2004, however changes in market conditions, reserve estimates or cash flows used in these estimates may result in future write downs.

Management must also estimate the cost of asset retirement obligations. The fair value of a liability for an asset retirement obligation is recognized in the period in which it's incurred and a liability for the present value of estimated closure costs is recorded at that time. The related asset is amortized over the remaining life of the asset and the liability is accreted over the remaining life using a credit-adjusted risk free interest rate. Estimates used are based on engineering studies and management's assessment of obligations and environmental laws. At various times the adequacy of the asset retirement obligations are reviewed by management. Actual results could differ from these estimates.

Stock-based compensation is based on management's estimates of expected life of the options, volatility of the share price and fair market value of the share at time of grant. These estimates are assessed at each stock option grant and updated as necessary. Actual results could differ from these estimates.

Changes In Accounting Policies

In the current year the Corporation prospectively adopted the fair-value method of accounting for stock-based compensation related to stock options. Prospective application requires the fair-value method to be applied to stock options granted, modified or settled on or after the beginning of the fiscal year in which this new section is adopted.

Also in the current year, the new accounting standard for asset retirement obligations was retroactively adopted. Under this standard, asset retirement obligations are recorded in the period in which it is incurred, discounted to its present value using a credit-adjusted risk free rate, with the corresponding amount recognized by increasing the carrying value of the related asset. The liability will be accreted over time through periodic charges to earnings and the related asset amount will be amortized over the assets useful life.

The corporation also prospectively adopted new accounting standards for the recognition, measurement and disclosure of the impairment of long-lived assets. Under this standard, an impairment is recognized when the carrying value of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from this asset.

Other Information

The Corporation has not entered into any off-balance sheet arrangements at this time. Looking forward, it is anticipated that export trade credit insurance will be used to provide security for non-payment on coal sale transactions.

Transactions with related parties in the current year relate to transactions with a company indirectly owned by the President and Chief Executive Officer, a director of the Corporation and their spouses. Management fees totaling $353,000 were paid and expensed in the current year. In addition, to satisfy contingent remuneration agreements, the same company was issued 366,334 common shares of the Corporation at an assigned price of $1.03 per share. An expense of $379,000 was recorded in 2004. During the year ended March 31, 2003, management fees of $187,000 were paid to three companies controlled by directors or former directors of the Corporation, which were expensed.

Quarterly information has not been prepared prior to the March 31, 2004 year end. In accordance with regulatory guidelines, quarterly information does not have to be provided for a quarter prior to a company becoming a reporting issuer, if the company has not prepared financial statements for those quarters.

As at June 25, 2004, there were 36,466,690 common shares issued and outstanding. In addition, there were 1,400,000 common stock options outstanding, exercisable at a price of $1.00 per share on or before March 21, 2009. In addition, there were 1,210,000 warrants outstanding, exercisable at a price of $2.60 per share on or before May 12, 2005.

Forward-Looking Information

This annual report contains forward-looking information and includes estimates, forecasts, and statements as to management's expectations, beliefs, plans, objectives or assumptions. Shareholders and potential investors are cautioned not to place undue reliance on forward-looking information, as these forward-looking involve numerous assumptions, risks and uncertainties and actual results may vary.

All statements that address expectations or projections about the future are forward-looking statements. Some of the forward-looking statements may be identified by words like "expects", "anticipates", "plans", "intends", "believes", "could", and similar expressions. These statements are not guarantees of future performance and involve a number of risks and uncertainties.

Factors that may cause actual results to vary include, but are not limited to, changes in commodity prices, quantity and quality of mineral reserves and resources, changes in interest and currency exchange rates, changes in steel-making methods, changes in domestic and foreign economies, changes in the supply and demand of metallurgical coal markets and events that could disrupt operations, including labor stoppages, transportation problems, severe weather conditions and delays in obtaining government approvals.

These risks are described in more detail in the Corporation's Annual Information Form. The Corporation does not assume the obligation to publicly revise or update these forward-looking statements after the date of this document or to revise them to reflect occurrences of future unanticipated events, except as may be required under applicable securities laws.

MANAGEMENT'S REPORT

The accompanying consolidated financial statements and related financial information are the responsibility of management and have been prepared in accordance with generally accepted accounting principles in Canada and necessarily include amounts that reflect management's judgment and best estimates.

Management has established systems of accounting and internal control that provide reasonable assurance that assets are safeguarded from loss or unauthorized use and produce reliable accounting records for the preparation of financial information. Policies and procedures are maintained to support the accounting and internal controls systems and include an established code of business conduct.

The independent external auditors, Collins Barrow Calgary LLP, have conducted an examination of the consolidated financial statements in accordance with Canadian generally accepted auditing standards on behalf of the shareholders. The independent auditors have full and free access to the Audit Committee.

The Board of Directors carries out its responsibility for the consolidated financial statements principally through its Audit Committee, consisting of three members, all of whom are unrelated Directors. This Committee reviewed the March 31, 2004 consolidated financial statements with management and the independent auditors prior to submission to the Board for approval. The Audit Committee also recommends to the Board the independent auditors to be proposed to the shareholders for appointment. Interim consolidated financial statements will be reviewed by the Audit Committee prior to release to the shareholders.

The consolidated financial statements are approved by the Board of Directors on the recommendation of the Audit Committee.

R.H. Stan
President

T.E. Pierce
Chief Financial Officer

To the Shareholders
Grande Cache Coal Corporation
(formerly Grande Cache Coal Company Inc.)

We have audited the consolidated balance sheets of Grande Cache Coal Corporation (formerly Grande Cache Coal Company Inc.) as at March 31, 2004 and 2003 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at March 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Collins Barrow Calgary LLP
Chartered Accountants

Calgary, Alberta
June 3, 2004

Grande Cache Coal Corporation
(formerly Grande Cache Coal Company Inc.)
Consolidated Balance Sheets
As at March 31
(thousands of Canadian dollars)

	2004	2003 (restated - note 3)
Assets		
Current assets		
Cash and cash equivalents	$ 337	$ 199
Accounts receivable and prepaid expenses	55	28
	392	227
Deposit for future reclamation expenditures (note 4)	82	81
Mineral properties and deferred costs (note 5)	4,782	4,242
Equipment (note 6)	14	7
Other assets (note 7)	315	-
	$ 5,585	$ 4,557
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 464	$ 97
Notes payable (note 8)	-	116
	464	213
Asset retirement obligations (note 9)	77	73
	541	286
Shareholders' Equity		
Share capital (note 10)	7,189	5,217
Contributed surplus (note 11)	9	-
Deficit	(2,154)	(946)
	5,044	4,271
	$ 5,585	$ 4,557

Approved by the Board,

R.G. Brawn
Chairman of the Board

D.J. Douglas
Director

Grande Cache Coal Corporation
(formerly Grande Cache Coal Company Inc.)
Consolidated Statements of Loss and Deficit
Years Ended March 31
(thousands of Canadian dollars)

	2004	2003 (restated - note 3)
Interest revenue	$ 1	$ 1
Expenses		
General and administrative	1,194	387
Interest on notes payable	4	10
Depreciation and accretion	11	
	1,209	406
Net loss	(1,208)	(405)
Deficit, beginning of year	(946)	(541)
Deficit, end of year	$ (2,154)	$ (946)
Net loss per share (note 12)		
Basic and diluted	$ (0.23)	$ (0.16)

Grande Cache Coal Corporation
(formerly Grande Cache Coal Company Inc.)
Consolidated Statements of Cash Flows
Years Ended March 31
(thousands of Canadian dollars)

	2004	2003 (restated - note 3)
Operating activities		
Net loss	$ (1,208)	$ (405)
Items not affecting cash		
Stock-based compensation	617	-
Depreciation and accretion	11	9
Interest revenue retained in deposit for future reclamation	(1)	(1)
Cash flows from operations	(581)	(397)
Net change in non-cash working capital	138	7
	(443)	(390)
Financing activities		
Repayments of notes payable, net	(116)	(127)
Proceeds on issuance of share capital	1,374	1,376
Initial public offering costs	(315)	-
Share issuance costs	(10)	(27)
Net change in non-cash working	263	-
	1,196	1,222
Investing activities		
Additions to mineral properties and deferred costs	(540)	(791)
Additions to equipment	(14)	-
Net change in non-cash working capital	(61)	(287)
	(615)	(1,078)
Cash inflow (outflow)	138	(246)
Cash and cash equivalents, beginning of year	199	445
Cash and cash equivalents, end of year	$ 337	$ 199
Supplemental cash flow information:		
Interest paid	$ 4	$ 10

Excluded from the consolidated statement of cash flows for the year ended March 31, 2003 is the acquisition of mining equipment by the issuance of a note payable in the amount of $92 (note 8).

1. Nature Of Operations

Grande Cache Coal Corporation (the "Corporation") was incorporated as Grande Cache Coal Company Inc. under the Business Corporations Act (Alberta) on July 24, 2000. Pursuant to a Certificate of Amendment and Registration of Restated Articles dated November 18, 2002 (the "Amendment"), the Corporation changed its name to Grande Cache Coal Corporation. The Corporation is engaged in the business of mineral exploration and development. Since inception, the activities of the Corporation have been devoted to the acquisition of mineral and surface leases, the purchase of key assets and seeking regulatory approvals related to returning a shut-down coal mine in Grande Cache, Alberta back to commercial production. The Corporation has mineral leases (note 5) covering part of the Grande Cache mine site, and is in the process of attempting to attain surface leases for the area. The Corporation has temporary access rights to the site until February 4, 2005, but will require longer term surface leases in order to access and mine the coal deposits.

As at March 31, 2004, no development projects have been completed and production has not commenced. As no revenue has been earned, the Corporation is considered to be in the development stage.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, an underlying assumption being that the Corporation will be able to realize its assets and discharge its liabilities in the normal course of operations.

The continued existence of the Corporation is dependent upon its ability to bring the coal mine to commercial production and to meet obligations to preserve its interests in existing mineral leases.

2. Significant Accounting Policies

The consolidated financial statements of the Corporation have been prepared in accordance with Canadian generally accepted accounting principles within the framework of the accounting policies summarized below:

Principles Of Consolidation

The consolidated financial statements include the accounts of the Corporation and its inactive wholly-owned subsidiary, Smoky River International Inc.

Management Estimates

The consolidated financial statements include certain management estimates that may require accounting adjustments based on future occurrences. The most significant estimates relate to the valuation of the mineral properties and deferred exploration costs as they are based on management's best estimate of the future recoverability and fair-value of these assets. The liability accrued for asset retirement obligations is based on management's best estimate of costs to be incurred based on current regulatory and industry conditions. Also, stock-based compensation is based on management's estimates of expected life of the options, volatility of the share price and fair market value at time of grant. By their nature, these estimates are subject to measurement uncertainty, and the effect on the consolidated financial statements from changes in such estimates in future periods could be material.

Cash And Cash Equivalents

Cash and cash equivalents consist primarily of amounts on deposit with banks, term deposits and other highly liquid investments with a maturity at the time of purchase of three months or less. Cash and cash equivalents are recorded at cost, which approximates market value.

Mineral Properties And Deferred Costs

The Corporation holds the mineral rights to certain coal deposits in the Grande Cache, Alberta area. The recoverability of the amounts recorded for mineral properties and deferred costs is dependent on the existence of economically recoverable reserves and future profitable production from the mineral properties.

Mineral property costs are comprised of initial property acquisition costs and tangible equipment, net of any pre-commercial revenues. All costs related to the exploration and development of mineral properties are deferred until commencement of commercial production. These deferred costs also include significant costs incurred to produce an Environmental Impact Assessment ("EIA") for the mine site.

Once properties are brought into commercial production, mineral properties and deferred costs related to a specific mine site will be amortized on a unit-of-production basis over economically recoverable reserves. Tangible equipment which can be used in conjunction with a number of mine sites will be depreciated on a straight-line basis over their estimated useful lives.

Mineral properties and deferred costs are tested for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. When the net carrying value of the mineral properties, less its related provision for asset retirement obligations, exceeds the estimated undiscounted future net cash flows together with its residual values, the mineral properties are written down to its fair value.

All administrative costs of the Corporation are expensed as incurred.

No provision for depreciation and depletion of the amounts carried as mineral properties and deferred costs is included in the consolidated financial statements, as the properties are yet to reach commercial production.

DEPRECIATION

Depreciation of computer equipment and software is provided for using the declining balance method at rates ranging from 30% to 100% per annum.

ASSET RETIREMENT OBLIGATIONS

The fair-value of liabilities for asset retirement obligations is recognized in the period they are incurred, discounted to its present value using the Corporation's credit adjusted risk-free rate and the corresponding amount is recognized by increasing the carry amount of mineral properties. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to losses in the period. Revisions to the estimated timing of cash flows or to the original estimated undiscounted cash flows could also result in an increase or decrease to the obligation. Actual costs incurred upon settlement of the retirement obligation are charged against the obligation to the extent of the liability recorded. Any difference between the actual costs incurred upon settlement of the obligation and the recorded liability is recognized in losses in the period in which settlement occurs.

INCOME TAXES

Income taxes are accounted for using the liability method of income tax allocation. Under the liability method, income tax assets and liabilities are recorded to recognize future income tax inflows and outflows arising from the recovery or settlement of assets and liabilities at their carrying values. Income tax assets are also recognized for the benefits from tax losses and deductions that cannot be identified with particular assets or liabilities, provided those benefits are more likely than not to be realized. Future income tax assets and liabilities are determined based on substantially enacted tax rates that are anticipated to apply in the period of realization.

STOCK-BASED COMPENSATION

The Corporation adopted the fair-value method of accounting for stock-based compensation related to stock options for all awards granted, modified or settled on or after April 1, 2003. Under this method, compensation cost attributable to all share options granted is measured at fair-value at the grant date and expensed over the vesting period with a corresponding increase to contributed surplus. Upon the exercise of the stock options, consideration received together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

Any consideration received on exercise of stock options is credited to share capital. The Corporation has not incorporated an estimated forfeiture rate for stock options that will not vest, rather, the Corporation accounts for actual forfeitures as they occur.

(thousands of Canadian dollars, except share amounts)

Loss Per Share

Basic net loss per share is calculated using the weighted average number of common shares outstanding during the year. The Corporation applies the treasury stock method for the calculation of diluted net loss per share under which it is assumed that the proceeds from the exercise of dilutive stock options are used to reacquire common shares of the Corporation at the weighted average market price during the year.

Reclassification

Certain prior years' figures have been reclassified to conform with the presentation adopted in the current year.

3. Changes In Accounting Policies

Asset Retirement Obligations

In the current year, the Corporation adopted CICA Handbook Section 3110, "Asset Retirement Obligations". This standard requires the fair-value of the liability for the Corporation's asset retirement obligation to be recorded in the period in which it is incurred, discounted to its present value. This change in accounting policy has been applied retroactively with restatement of prior periods for comparative purposes. Net loss for the year ended March 31, 2003 decreased by $3, the asset retirement obligation liability at March 31, 2003 decreased $6, mineral properties and deferred costs decreased by $12 and the deficit increased by $6.

Previously, provisions for future site restoration and closure costs were charged to earnings over the estimated life of the assets.

Stock-Based Compensation

In the current year, the Corporation prospectively adopted the fair-value method of accounting for stock-based compensation related to stock options. Prospective application requires the fair-value method to be applied to awards granted, modified or settled on or after the beginning of the fiscal year in which this new section is adopted. The application of the fair-value method in the current year resulted in a non-cash charge to general and administrative expenses of $9 and had no effect on prior periods.

Previously, the Corporation used the intrinsic value-based method of accounting for stock options, whereby no compensation expense was recorded for stock options granted to directors, officers and employees.

Impairment Of Long-Lived Assets

Effective April 1, 2003, the Corporation prospectively adopted the recommendations of the CICA related to the recognition, measurement and disclosure of the impairment of long-lived assets. Under the new standard, an impairment is recognized when the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. An impairment loss is measured as the amount by which the long-lived asset's carrying amount exceeds its fair value. This new standard had no impact on the Corporations' consolidated financial statements.

Previously, mineral properties and deferred costs were written down when properties were abandoned or when their cost was not recoverable and exceeded the fair-value of the property.

4. Deposit For Future Reclamation Expenditures

In accordance with a plan approved by Alberta Environment, the Corporation has deposited funds, including accrued interest, totaling $82 (2003 - $81) in trust as security for estimated PCB removal costs aggregating $79. The estimated PCB removal costs relate to possible PCB contamination of tangible plant facilities purchased by the Corporation during the period ended March 31, 2001. The Corporation is undertaking to remove all PCB contamination, with the release of funds held in trust and the settlement of the reclamation liability being subject to final approval from Alberta Environment. The Corporation must complete the removal of all PCB contamination by January 31, 2005.

(thousands of Canadian dollars, except share amounts)

5. Mineral Properties and Deferred Costs

The Corporation has acquired seven crown coal leases ("Leases") in the Grande Cache, Alberta area, each for a term of 15 years. The Corporation is committed, under the Lease terms, to paying an annual lease rental and a future royalty on all coal recovered from these Leases during their respective terms. The Corporation is also required to meet certain milestones under these Lease agreements or the Crown can, at its sole discretion, terminate the Leases. These milestones include:

- commence development of underground mine by June 30, 2004;
- achieve average coal production of 15,000 tonnes per month from the No. 7-4 Underground Mine by December 31, 2004;
- commence development of No.12S B2 Mine by June 30, 2004;
- achieve average coal production of 10,000 tonnes per month from the No. 12S B2 Open Pit Mine by July 31, 2004

Subsequent to March 31, 2004, the Corporation obtained an extension of the milestones from the Crown as follows:

- commence development of underground mine by September 30, 2004;
- commence development of No. 12S B2 Mine by September 30, 2004;
- achieve average coal production of 10,000 tonnes per month from the No. 12S B2 Open Pit Mine by December 31, 2004.

The Corporation will be required to provide abandonment security deposits as follows prior to receiving final approval to operate the mine sites in respect of the Leases:

- $250 to the Alberta Minister of Finance;
- $341 to cover the costs of surface reclamation for No. 7 Mine and associated haul roads. Subsequent to year end, this amount has been provided to the Alberta Minister of Finance;
- Additional security to Alberta Environment to cover the maximum reclamation liability in respect of the mine sites and equipment. The Company has proposed a reclamation security of $1,600 to cover the first year of operations at the No. 12S B2 Mine and associated haul roads, however this amount is currently under negotiation;
- Additional security to Alberta Environment to cover the reclamation liability in respect of the plant site, tailings ponds, Flood Creek disposal facility, buildings, coal processing plant, rail load-out and bridges. This amount is currently under negotiations.

(thousands of Canadian dollars, except share amounts)

The following is a schedule of mineral properties and deferred costs:

	2004	2003 (restated - note 3)
Mineral lease and equipment acquisition costs	$ 987	$ 929
Deferred costs		
Consulting and contractors fees, principally related to EIA	3,277	2,920
Site operating	518	393
	3,795	3,313
	$ 4,782	$ 4,242

6. Equipment

	2004	2003
Computer equipment and software	$ 35	$ 21
Less: Accumulated depreciation	21	14
	$ 14	$ 7

7. Other Assets

At March 31, 2004 the Corporation was proceeding with an Initial Public Offering and was anticipating applying to list the common shares on the Toronto Stock Exchange. All costs related to the offering have been recorded as other assets, pending the completion of the transaction (see note 17(a)). Upon completion of the transaction all costs related to the offering will be recorded against share capital as share issue costs.

8. Notes Payable

	2004	2003
Promissory note, secured by a general security agreement and non-interest bearing.	$ -	$ 25
Promissory note, secured by a general security agreement and non-interest bearing, unless in default, at which time it will bear interest at 10% per annum. During the year ended March 31, 2003, the note was renegotiated whereby the Corporation paid $10 of principal and $10 of interest to defer the maturity date of the remaining $91 to July 31, 2003.	-	91
	$ -	$ 116

During the year ended March 31, 2003, the Corporation issued a non-interest bearing promissory note in the amount of $92 to fund the acquisition of mining equipment. This note was repaid prior to March 31, 2003.

9. ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligations were estimated by management based on the Corporations estimated costs to fulfill its legal asset retirement obligations. The Corporation has estimated the net present value of its asset retirement obligations to be $77 as at March 31, 2004 based on a total future liability of $79. These payments are expected to be made over the next year. The Corporation used a credit adjusted risk free rate of 5.02% to calculate the present value of the asset retirement obligation.

The following table reconciles the Corporation's total asset retirement obligations:

	2004	2003 (restated - note 3)
Carrying amount, beginning of period	$ 73	$ 70
Accretion expense	4	3
Carrying amount, end of period	$ 77	$ 73

10. SHARE CAPITAL

AUTHORIZED

Unlimited common shares;
Unlimited preferred shares, issuable in series;

- Series 1 - limited in number to 7,500,000 shares with a stated value of $1 per share, non-voting, 8% annual cumulative dividend, redeemable at option of Corporation and are convertible on a 1.23-for-one basis for common shares at any time at the option of holder, and by the Corporation concurrent with or at any time following the completion of the Offering.

ISSUED

(thousands of shares)	2004 Number	2004 Stated Value	2003 Number	2003 Stated Value
Common shares				
Balance, beginning of year	-	$ -	-	$ -
Class A common share redesignated as common shares (note 10e)	6,067	485	-	-
Balance, end of year	6,067	485	-	-
Series 1 preferred shares				
Balance, beginning of year	-	$ -	-	$ -
Class B preferred shares redesignated as preferred shares (note 10f)	6,825	6,825	-	-
Balance, end of year	6,825	6,825	-	-
Class A common shares				
Balance, beginning of year	175	$ 2	134	$ 1
Issued for cash	11	0	41	1
Issued by private placement (note 10a)	30	0	-	-
Impact of share split (note 10b)	5,384	-	-	-
Issued for remuneration (note 10c)	467	483	-	-
Redesignated as common shares (note 10e)	(6,067)	(485)	-	-
Balance, end of year	-	-	175	2

	2004		2003	
(thousands of shares)	Number	Stated Value	Number	Stated Value
Class B preferred shares				
Balance, beginning of year	5,326	$ 5,326	-	$ -
Share consolidation (note 10g)	-	-	4,450	4,450
Issued for cash	374	374	876	876
Issued by private placement (note 10a)	1,000	1,000	-	-
Options exercised (note 10d)	125	125	-	-
Redesignated as preferred shares (note 10f)	(6,825)	(6,825)	-	-
Balance, end of year	-	-	5,326	5,326
Class B preferred shares, Series I				
Balance, beginning of year	-	$ -	2,150	$ 2,150
Share consolidation (note 10g)	-	-	(2,150)	(2,150)
Balance, end of year	-	-	-	-
Class B preferred shares, Series III				
Balance, beginning of year	-	$ -	1,000	$ 1,000
Share consolidation (note 10g)	-	-	(1,000)	(1,000)
Balance, end of year	-	-	-	-
Class B preferred shares, Series IV				
Balance, beginning of year	-	$ -	800	$ 800
Issued for cash	-	-	500	500
Share consolidation (note 10g)	-	-	(1,300)	(1,300)
Balance, end of year	-	-	-	-
		7,310		5,328
Less: Share issuance costs		121		111
		$ 7,189		$ 5,217

(a) During the year ended March 31, 2004, the Corporation received subscriptions for 30,000 class A common shares and 1,000,000 class B preferred shares for total proceeds of $1,000.

(b) During the year ended March 31, 2004 the class A common shares were split on the basis of 25.94 class A common shares for each previously issued class A common share.

(c) During the year ended March 31, 2004, the Corporation issued 466,667 common shares at an assigned price of $1.03 per share to satisfy contingent remuneration totaling $483.

(d) During the year ended March 31, 2002, the Corporation granted 125,000 stock options to directors to acquire class B preferred shares at an exercise price of $1 per share, which was to be satisfied through the provision of services to be contributed by the option holders. These options vested upon grant and expire January 2, 2005. During the year ended March 31, 2004, all 125,000 options were exercised for $NIL cash proceeds to the Corporation, in lieu of the provision of services. A compensation cost of $125 was expensed in the current year.

(e) During the year ended March 31, 2004, a class of shares of the Corporation designated as common shares, unlimited in number, was created and the issued and outstanding class A voting common shares of the Corporation were redesignated as common shares of the Corporation. The class A common shares were cancelled.

(f) During the year ended March 31, 2004, a class of shares of the Corporation designated as preferred shares, unlimited in number, issuable in series, was created. The first series of preferred shares designated as exchangeable redeemable preferred shares, limited to 7,500,000 shares was created. The issued and outstanding class B preferred shares of the Corporation were subsequently redesignated as Series 1 preferred shares. The class B preferred shares were cancelled.

(g) On November 18, 2002, the Corporation amended its share capital by consolidating the class B preferred shares; Series I, Series III and Series IV, into class B preferred shares.

(h) At March 31, 2003, an unrecorded liability existed for cumulative, undeclared, unpaid dividends in the amount of $515, which has been calculated for the Series' of class B preferred shares that existed prior to, and to the date of, the share consolidation (note 10g). During the year ended March 31, 2004 the class B preferred shares were cancelled, which eliminated the unrecorded liability for dividends.

11. STOCK-BASED COMPENSATION

Total stock-based compensation expense included in general and administrative expenses for the year was $617 (2003-$Nil) and consisted of:

Share option plan expense	$ 9
Shares issued for contract services	$ 483
Share option exercise price waived in lieu of services	$ 125

At March 31, 2004, the Corporation has a share option plan, pursuant to which the directors may from time to time, grant options to purchase common or preferred shares. Share options granted under the plan have a term of five years and vest in equal amounts over three years. Details of the options outstanding are as follows:

	Common Shares		Preferred Shares	
(thousands of shares)	Number	Exercise Price	Number	Exercise Price
Options - April 1,2003	-	$ -	125	$ 1.00
Granted	-	-	-	-
Exercised	-	-	-	-
Outstanding - March 31, 2003	-	-	125	1.00
Granted	1,400	1.00	-	-
Exercised	-	-	(125)	1.00
Outstanding - March 31, 2004	1,400	$ 1.00	-	$ -

There were no options exercisable at March 31, 2004 and all outstanding options expire March 21, 2009. At March 31, 2003 there were 125,000 preferred share options exercisable at $1.00 per share.

The fair-value of the options granted during the year ended March 31, 2004 was estimated at $1,025 using the Black-Scholes model with the following weighted average assumptions:

Expected life (years)	5.0
Risk-free interest rate	3.0%
Expected volatility	50%
Dividend yield	0%

There were no options issued during the year ended March 31, 2003.

12. Net Loss Per Share

The following reconciles the denominators for basic and diluted net loss per share calculation. The treasury stock method is used to determine the dilutive effect of the share options. The effect of all option exercises would be anti-dilutive.

(thousands of shares)	2004	2003 (restated - note 3)
Weighted average shares outstanding - basic and diluted		
Weighted average before stock split	203	154
Effect of stock split (note 10b)	5,063	3,837
Weighted average post stock split	5,266	3,991
Loss available to common shareholders has been calculated as follows:		
Net loss	$ (1,208)	$ (405)
Cumulative dividends on preferred shares	-	(220)
Loss available to common shareholders	$ (1,208)	$ (625)

13. Income Taxes

The components of the future tax asset are as follows:

	2004	2003 (restated - note 3)
Temporary differences related to equipment and mineral properties and deferred costs	$ (1,144)	$ (804)
Asset retirement obligations	27	25
Share issuance costs	20	27
Non-capital loss carryforwards	1,569	1,070
Valuation allowance	(472)	(318)
	$ -	$ -

Income tax expense differs from that which would be expected from applying the effective Canadian federal and provincial income tax rates of 40.62% (2003 - 42.12%) to net loss, as follows:

	2004	2003 (restated - note 3)
Expected income tax recovery	$ 490	$ 169
Decrease resulting from:		
Non deductible crown payments	(7)	(2)
Resource allowance	(75)	(60)
Tax rate reductions	(7)	(11)
Other	(1)	(1)
Stock based compensation	(251)	-
Future income tax recovery not recognized	(149)	(95)
	$ -	$ -

(thousands of Canadian dollars, except share amounts)

The Corporation has non-capital losses for income tax purposes totaling approximately $3,862 which may be carried forward and applied against taxable income of future years, expiring as to $479 in 2008, $981 in 2009, $1,081 in 2010 and $1,321 in 2011. No benefit for these losses has been recognized in the consolidated financial statements at March 31, 2004, as it is not more likely than not that these losses will be utilized in the future.

14. Financial Instruments

Fair Values

The fair values of term deposits, accounts receivable, accounts payable and accrued liabilities and notes payable approximate their carrying values due to the short-term maturity of these financial instruments.

15. Related Party Transactions

During the year ended March 31, 2004, 366,334 common shares of the Corporation were issued at an assigned price of $1.03 per share to a company indirectly owned by two directors of the Corporation and their spouses to satisfy contingent remuneration agreements (note 10c). An expense of $379 was recorded in general and administrative expenses.

During the year ended March 31, 2004, management fees, which have been included in general and administrative expenses, were paid to companies indirectly owned by two directors of the Corporation and their spouses totaling $353. During the year ended March 31, 2003, management fees of $187 were paid to three companies indirectly owned or controlled by four directors of the Corporation, which were included in general and administrative expenses. These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

16. Commitment

The Corporation has certain obligations under an operating lease for office premises. The commitment, excluding occupancy costs, is approximately $31 per year commencing July 2004 and expiring June 2009.

17. Subsequent Events

(a) On May 12, 2004, the Corporation completed its initial public offering of 22.0 million common shares at a price of $2.60 per common share for gross proceeds of $57,200. This included the full exercise by the agents of their over-allotment option to sell an additional 2.0 million common shares. The offering was made through a syndicate of agents led by Salman Partners Inc. and included BMO Nesbitt Burns Inc. and Haywood Securities Inc. Net proceeds to the Corporation, after deducting the agents fee of $3,146 and estimated costs of the offering of $600 were $53,454. The Corporation also granted warrants to purchase 1.21 million common shares at an exercise price of $2.60 per common share for a period of 12 months from the closing date of the offering.

(b) Following the completion of the offering, all issued and outstanding Series 1 preferred shares were exchanged into common shares with a conversion factor of 1 preferred share for 1.23 common shares. Holders of Series 1 preferred shares were not entitled to any accrued and unpaid cumulative dividends up to the date of exchange.

(c) The Corporation entered into a coal sale agreement dated as of April 13, 2004 with a Japanese trading company (the "Trading Co.") for the sale of approximately 250,000 tonnes of metallurgical coal to the Trading Co. by March 31, 2005. In conjunction with the coal sale agreement, the parties entered into an advance payment agreement pursuant to which the Trading Co. agreed to advance up to U.S. $4,000 to the Corporation to be used by the Corporation for certain development activities and operations of its mining properties near Grande Cache, Alberta. Interest is payable on the outstanding balance at LIBOR plus 2% per annum, but in any event, shall not exceed U.S. $100 over the term of the advance. Repayment of the advance occurs through a reduction in the price per tonne otherwise payable by the Trading Co. for coal delivered under the coal sale agreement. As security for this advance, the Corporation granted the Trading Co. a demand debenture on all present and after-acquired property of the Corporation. The Corporation must repay the advance not later than September 30, 2005 and has the option to repay, without penalty, the outstanding balance of the advance at any time and thereafter obtain the discharge of the debenture. As at June 3, 2004, the Trading Co. has advanced U.S. $3,400 to the Corporation pursuant to the advance payment agreement.

CORPORATE OFFICE

Grande Cache Coal Corporation
Suite 250, 703 – 6th Avenue SW
Calgary, Alberta, Canada T2P 0T9

Tel: (403) 543-7070
Fax: (403) 543-7092
Email: investorinfo@gccoal.com
Web: http://www.gccoal.com

DIRECTORS

Robert G. Brawn [1][2][3]
Chairman
Grande Cache Coal Corporation
President
738831 Alberta Ltd.

Barry T. Davies
President
Westpine Inc.

Donald J. Douglas [1][2]
President and
Chief Executive Officer
United Inc.

Donald R. Seaman [1][2][3]
President
D.R.S. Resources Investments Inc.

Robert H. Stan [3]
President and
Chief Executive Officer
Grande Cache Coal Corporation

(1) Member Of Audit Committee
(2) Member Of Compensation Committee
(3) Member Of Corporate Governance Committee

OFFICERS

Robert H. Stan
President and
Chief Executive Officer

Eugene Wusaty
Vice President, Operations
General Manager and
Chief Operating Officer

Thomas E. Pierce
Vice President, Finance
and Chief Financial Officer

Fred D. Davidson
Corporate Secretary

BANKERS

Royal Bank of Canada

LEGAL COUNSEL

Burnet, Duckworth & Palmer LLP

AUDITORS

Collins Barrow Calgary LLP

TRANSFER AGENT & REGISTRAR

Computershare Trust Company of Canada

STOCK EXCHANGE LISTING

The Toronto Stock Exchange
Trading Symbol: GCE


Grande Cache Coal Corporation
Suite 250, 703 - 6th Avenue SW
Calgary, Alberta, Canada T2P 0T9

To the Shareholders
Grande Cache Coal Corporation
(formerly Grande Cache Coal Company Inc.)

We have audited the consolidated balance sheets of Grande Cache Coal Corporation (formerly Grande Cache Coal Company Inc.) as at March 31, 2004 and 2003 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at March 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Collins Barrow Calgary LLP
Chartered Accountants

Calgary, Alberta
June 3, 2004

Grande Cache Coal Corporation
(formerly Grande Cache Coal Company Inc.)
Consolidated Balance Sheets
As at March 31
(thousands of Canadian dollars)

	2004	2003 (restated - note 3)
Assets		
Current assets		
Cash and cash equivalents	$ 337	$ 199
Accounts receivable and prepaid expenses	55	28
	392	227
Deposit for future reclamation expenditures (note 4)	82	81
Mineral properties and deferred costs (note 5)	4,782	4,242
Equipment (note 6)	14	7
Other assets (note 7)	315	-
	$ 5,585	$ 4,557
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 464	$ 97
Notes payable (note 8)	-	116
	464	213
Asset retirement obligations (note 9)	77	73
	541	286
Shareholders' Equity		
Share capital (note 10)	7,189	5,217
Contributed surplus (note 11)	9	-
Deficit	(2,154)	(946)
	5,044	4,271
	$ 5,585	$ 4,557

Approved by the Board,

R.G. Brawn
Chairman of the Board

D.J. Douglas
Director

Grande Cache Coal Corporation
(formerly Grande Cache Coal Company Inc.)
Consolidated Statements of Loss and Deficit
Years Ended March 31
(thousands of Canadian dollars)

	2004	2003 (restated - note 3)
Interest revenue	$ 1	$ 1
Expenses		
General and administrative	1,194	387
Interest on notes payable	4	10
Depreciation and accretion	11	
	1,209	406
Net loss	(1,208)	(405)
Deficit, beginning of year	(946)	(541)
Deficit, end of year	$ (2,154)	$ (946)
Net loss per share (note 12)		
Basic and diluted	$ (0.23)	$ (0.16)

Grande Cache Coal Corporation
(formerly Grande Cache Coal Company Inc.)
Consolidated Statements of Cash Flows
Years Ended March 31
(thousands of Canadian dollars)

	2004	2003 (restated - note 3)
Operating activities		
Net loss	$ (1,208)	$ (405)
Items not affecting cash		
Stock-based compensation	617	-
Depreciation and accretion	11	9
Interest revenue retained in deposit for future reclamation	(1)	(1)
Cash flows from operations	(581)	(397)
Net change in non-cash working capital	138	7
	(443)	(390)
Financing activities		
Repayments of notes payable, net	(116)	(127)
Proceeds on issuance of share capital	1,374	1,376
Initial public offering costs	(315)	-
Share issuance costs	(10)	(27)
Net change in non-cash working	263	-
	1,196	1,222
Investing activities		
Additions to mineral properties and deferred costs	(540)	(791)
Additions to equipment	(14)	-
Net change in non-cash working capital	(61)	(287)
	(615)	(1,078)
Cash inflow (outflow)	138	(246)
Cash and cash equivalents, beginning of year	199	445
Cash and cash equivalents, end of year	$ 337	$ 199
Supplemental cash flow information:		
Interest paid	$ 4	$ 10

Excluded from the consolidated statement of cash flows for the year ended March 31, 2003 is the acquisition of mining equipment by the issuance of a note payable in the amount of $92 (note 8).

1. Nature Of Operations

Grande Cache Coal Corporation (the "Corporation") was incorporated as Grande Cache Coal Company Inc. under the Business Corporations Act (Alberta) on July 24, 2000. Pursuant to a Certificate of Amendment and Registration of Restated Articles dated November 18, 2002 (the "Amendment"), the Corporation changed its name to Grande Cache Coal Corporation. The Corporation is engaged in the business of mineral exploration and development. Since inception, the activities of the Corporation have been devoted to the acquisition of mineral and surface leases, the purchase of key assets and seeking regulatory approvals related to returning a shut-down coal mine in Grande Cache, Alberta back to commercial production. The Corporation has mineral leases (note 5) covering part of the Grande Cache mine site, and is in the process of attempting to attain surface leases for the area. The Corporation has temporary access rights to the site until February 4, 2005, but will require longer term surface leases in order to access and mine the coal deposits.

As at March 31, 2004, no development projects have been completed and production has not commenced. As no revenue has been earned, the Corporation is considered to be in the development stage.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, an underlying assumption being that the Corporation will be able to realize its assets and discharge its liabilities in the normal course of operations.

The continued existence of the Corporation is dependent upon its ability to bring the coal mine to commercial production and to meet obligations to preserve its interests in existing mineral leases.

2. Significant Accounting Policies

The consolidated financial statements of the Corporation have been prepared in accordance with Canadian generally accepted accounting principles within the framework of the accounting policies summarized below:

Principles Of Consolidation

The consolidated financial statements include the accounts of the Corporation and its inactive wholly-owned subsidiary, Smoky River International Inc.

Management Estimates

The consolidated financial statements include certain management estimates that may require accounting adjustments based on future occurrences. The most significant estimates relate to the valuation of the mineral properties and deferred exploration costs as they are based on management's best estimate of the future recoverability and fair-value of these assets. The liability accrued for asset retirement obligations is based on management's best estimate of costs to be incurred based on current regulatory and industry conditions. Also, stock-based compensation is based on management's estimates of expected life of the options, volatility of the share price and fair market value at time of grant. By their nature, these estimates are subject to measurement uncertainty, and the effect on the consolidated financial statements from changes in such estimates in future periods could be material.

Cash And Cash Equivalents

Cash and cash equivalents consist primarily of amounts on deposit with banks, term deposits and other highly liquid investments with a maturity at the time of purchase of three months or less. Cash and cash equivalents are recorded at cost, which approximates market value.

Mineral Properties And Deferred Costs

The Corporation holds the mineral rights to certain coal deposits in the Grande Cache, Alberta area. The recoverability of the amounts recorded for mineral properties and deferred costs is dependent on the existence of economically recoverable reserves and future profitable production from the mineral properties.

Mineral property costs are comprised of initial property acquisition costs and tangible equipment, net of any pre-commercial revenues. All costs related to the exploration and development of mineral properties are deferred until commencement of commercial production. These deferred costs also include significant costs incurred to produce an Environmental Impact Assessment ("EIA") for the mine site.

Once properties are brought into commercial production, mineral properties and deferred costs related to a specific mine site will be amortized on a unit-of-production basis over economically recoverable reserves. Tangible equipment which can be used in conjunction with a number of mine sites will be depreciated on a straight-line basis over their estimated useful lives.

Mineral properties and deferred costs are tested for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. When the net carrying value of the mineral properties, less its related provision for asset retirement obligations, exceeds the estimated undiscounted future net cash flows together with its residual values, the mineral properties are written down to its fair value.

All administrative costs of the Corporation are expensed as incurred.

No provision for depreciation and depletion of the amounts carried as mineral properties and deferred costs is included in the consolidated financial statements, as the properties are yet to reach commercial production.

Depreciation

Depreciation of computer equipment and software is provided for using the declining balance method at rates ranging from 30% to 100% per annum.

Asset Retirement Obligations

The fair-value of liabilities for asset retirement obligations is recognized in the period they are incurred, discounted to its present value using the Corporation's credit adjusted risk-free rate and the corresponding amount is recognized by increasing the carry amount of mineral properties. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to losses in the period. Revisions to the estimated timing of cash flows or to the original estimated undiscounted cash flows could also result in an increase or decrease to the obligation. Actual costs incurred upon settlement of the retirement obligation are charged against the obligation to the extent of the liability recorded. Any difference between the actual costs incurred upon settlement of the obligation and the recorded liability is recognized in losses in the period in which settlement occurs.

Income Taxes

Income taxes are accounted for using the liability method of income tax allocation. Under the liability method, income tax assets and liabilities are recorded to recognize future income tax inflows and outflows arising from the recovery or settlement of assets and liabilities at their carrying values. Income tax assets are also recognized for the benefits from tax losses and deductions that cannot be identified with particular assets or liabilities, provided those benefits are more likely than not to be realized. Future income tax assets and liabilities are determined based on substantially enacted tax rates that are anticipated to apply in the period of realization.

Stock-Based Compensation

The Corporation adopted the fair-value method of accounting for stock-based compensation related to stock options for all awards granted, modified or settled on or after April 1, 2003. Under this method, compensation cost attributable to all share options granted is measured at fair-value at the grant date and expensed over the vesting period with a corresponding increase to contributed surplus. Upon the exercise of the stock options, consideration received together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

Any consideration received on exercise of stock options is credited to share capital. The Corporation has not incorporated an estimated forfeiture rate for stock options that will not vest, rather, the Corporation accounts for actual forfeitures as they occur.

(thousands of Canadian dollars, except share amounts)

Loss Per Share

Basic net loss per share is calculated using the weighted average number of common shares outstanding during the year. The Corporation applies the treasury stock method for the calculation of diluted net loss per share under which it is assumed that the proceeds from the exercise of dilutive stock options are used to reacquire common shares of the Corporation at the weighted average market price during the year.

Reclassification

Certain prior years' figures have been reclassified to conform with the presentation adopted in the current year.

3. Changes In Accounting Policies

Asset Retirement Obligations

In the current year, the Corporation adopted CICA Handbook Section 3110, "Asset Retirement Obligations". This standard requires the fair-value of the liability for the Corporation's asset retirement obligation to be recorded in the period in which it is incurred, discounted to its present value. This change in accounting policy has been applied retroactively with restatement of prior periods for comparative purposes. Net loss for the year ended March 31, 2003 decreased by $3, the asset retirement obligation liability at March 31, 2003 decreased $6, mineral properties and deferred costs decreased by $12 and the deficit increased by $6.

Previously, provisions for future site restoration and closure costs were charged to earnings over the estimated life of the assets.

Stock-Based Compensation

In the current year, the Corporation prospectively adopted the fair-value method of accounting for stock-based compensation related to stock options. Prospective application requires the fair-value method to be applied to awards granted, modified or settled on or after the beginning of the fiscal year in which this new section is adopted. The application of the fair-value method in the current year resulted in a non-cash charge to general and administrative expenses of $9 and had no effect on prior periods.

Previously, the Corporation used the intrinsic value-based method of accounting for stock options, whereby no compensation expense was recorded for stock options granted to directors, officers and employees.

Impairment Of Long-Lived Assets

Effective April 1, 2003, the Corporation prospectively adopted the recommendations of the CICA related to the recognition, measurement and disclosure of the impairment of long-lived assets. Under the new standard, an impairment is recognized when the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. An impairment loss is measured as the amount by which the long-lived asset's carrying amount exceeds its fair value. This new standard had no impact on the Corporations' consolidated financial statements.

Previously, mineral properties and deferred costs were written down when properties were abandoned or when their cost was not recoverable and exceeded the fair-value of the property.

4. Deposit For Future Reclamation Expenditures

In accordance with a plan approved by Alberta Environment, the Corporation has deposited funds, including accrued interest, totaling $82 (2003 - $81) in trust as security for estimated PCB removal costs aggregating $79. The estimated PCB removal costs relate to possible PCB contamination of tangible plant facilities purchased by the Corporation during the period ended March 31, 2001. The Corporation is undertaking to remove all PCB contamination, with the release of funds held in trust and the settlement of the reclamation liability being subject to final approval from Alberta Environment. The Corporation must complete the removal of all PCB contamination by January 31, 2005.

(thousands of Canadian dollars, except share amounts)

5. Mineral Properties and Deferred Costs

The Corporation has acquired seven crown coal leases ("Leases") in the Grande Cache, Alberta area, each for a term of 15 years. The Corporation is committed, under the Lease terms, to paying an annual lease rental and a future royalty on all coal recovered from these Leases during their respective terms. The Corporation is also required to meet certain milestones under these Lease agreements or the Crown can, at its sole discretion, terminate the Leases. These milestones include:

- commence development of underground mine by June 30, 2004;
- achieve average coal production of 15,000 tonnes per month from the No. 7-4 Underground Mine by December 31, 2004;
- commence development of No.12S B2 Mine by June 30, 2004;
- achieve average coal production of 10,000 tonnes per month from the No. 12S B2 Open Pit Mine by July 31, 2004

Subsequent to March 31, 2004, the Corporation obtained an extension of the milestones from the Crown as follows:

- commence development of underground mine by September 30, 2004;
- commence development of No. 12S B2 Mine by September 30, 2004;
- achieve average coal production of 10,000 tonnes per month from the No. 12S B2 Open Pit Mine by December 31, 2004.

The Corporation will be required to provide abandonment security deposits as follows prior to receiving final approval to operate the mine sites in respect of the Leases:

- $250 to the Alberta Minister of Finance;
- $341 to cover the costs of surface reclamation for No. 7 Mine and associated haul roads. Subsequent to year end, this amount has been provided to the Alberta Minister of Finance;
- Additional security to Alberta Environment to cover the maximum reclamation liability in respect of the mine sites and equipment. The Company has proposed a reclamation security of $1,600 to cover the first year of operations at the No. 12S B2 Mine and associated haul roads, however this amount is currently under negotiation;
- Additional security to Alberta Environment to cover the reclamation liability in respect of the plant site, tailings ponds, Flood Creek disposal facility, buildings, coal processing plant, rail load-out and bridges. This amount is currently under negotiations.

(thousands of Canadian dollars, except share amounts)

The following is a schedule of mineral properties and deferred costs:

	2004	2003 (restated - note 3)
Mineral lease and equipment acquisition costs	$ 987	$ 929
Deferred costs		
Consulting and contractors fees, principally related to EIA	3,277	2,920
Site operating	518	393
	3,795	3,313
	$ 4,782	$ 4,242

6. EQUIPMENT

	2004	2003
Computer equipment and software	$ 35	$ 21
Less: Accumulated depreciation	21	14
	$ 14	$ 7

7. OTHER ASSETS

At March 31, 2004 the Corporation was proceeding with an Initial Public Offering and was anticipating applying to list the common shares on the Toronto Stock Exchange. All costs related to the offering have been recorded as other assets, pending the completion of the transaction (see note 17(a)). Upon completion of the transaction all costs related to the offering will be recorded against share capital as share issue costs.

8. NOTES PAYABLE

	2004	2003
Promissory note, secured by a general security agreement and non-interest bearing.	$ -	$ 25
Promissory note, secured by a general security agreement and non-interest bearing, unless in default, at which time it will bear interest at 10% per annum. During the year ended March 31, 2003, the note was renegotiated whereby the Corporation paid $10 of principal and $10 of interest to defer the maturity date of the remaining $91 to July 31, 2003.	-	91
	$ -	$ 116

During the year ended March 31, 2003, the Corporation issued a non-interest bearing promissory note in the amount of $92 to fund the acquisition of mining equipment. This note was repaid prior to March 31, 2003.

9. ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligations were estimated by management based on the Corporations estimated costs to fulfill its legal asset retirement obligations. The Corporation has estimated the net present value of its asset retirement obligations to be $77 as at March 31, 2004 based on a total future liability of $79. These payments are expected to be made over the next year. The Corporation used a credit adjusted risk free rate of 5.02% to calculate the present value of the asset retirement obligation.

The following table reconciles the Corporation's total asset retirement obligations:

	2004	2003 (restated - note 3)
Carrying amount, beginning of period	$ 73	$ 70
Accretion expense	4	3
Carrying amount, end of period	$ 77	$ 73

10. SHARE CAPITAL

AUTHORIZED

Unlimited common shares;
Unlimited preferred shares, issuable in series;

- Series 1 - limited in number to 7,500,000 shares with a stated value of $1 per share, non-voting, 8% annual cumulative dividend, redeemable at option of Corporation and are convertible on a 1.23-for-one basis for common shares at any time at the option of holder, and by the Corporation concurrent with or at any time following the completion of the Offering.

ISSUED

(thousands of shares)	2004 Number	2004 Stated Value	2003 Number	2003 Stated Value
Common shares				
Balance, beginning of year	-	$ -	-	$ -
Class A common share redesignated as common shares (note 10e)	6,067	485	-	-
Balance, end of year	6,067	485	-	-
Series 1 preferred shares				
Balance, beginning of year	-	$ -	-	$ -
Class B preferred shares redesignated as preferred shares (note 10f)	6,825	6,825	-	-
Balance, end of year	6,825	6,825	-	-
Class A common shares				
Balance, beginning of year	175	$ 2	134	$ 1
Issued for cash	11	0	41	1
Issued by private placement (note 10a)	30	0	-	-
Impact of share split (note 10b)	5,384	-	-	-
Issued for remuneration (note 10c)	467	483	-	-
Redesignated as common shares (note 10e)	(6,067)	(485)	-	-
Balance, end of year	-	-	175	2

	2004		2003	
(thousands of shares)	Number	Stated Value	Number	Stated Value
Class B preferred shares				
Balance, beginning of year	5,326	$ 5,326	-	$ -
Share consolidation (note 10g)	-	-	4,450	4,450
Issued for cash	374	374	876	876
Issued by private placement (note 10a)	1,000	1,000	-	-
Options exercised (note 10d)	125	125	-	-
Redesignated as preferred shares (note 10f)	(6,825)	(6,825)	-	-
Balance, end of year	-	-	5,326	5,326
Class B preferred shares, Series I				
Balance, beginning of year	-	$ -	2,150	$ 2,150
Share consolidation (note 10g)	-	-	(2,150)	(2,150)
Balance, end of year	-	-	-	-
Class B preferred shares, Series III				
Balance, beginning of year	-	$ -	1,000	$ 1,000
Share consolidation (note 10g)	-	-	(1,000)	(1,000)
Balance, end of year	-	-	-	-
Class B preferred shares, Series IV				
Balance, beginning of year	-	$ -	800	$ 800
Issued for cash	-	-	500	500
Share consolidation (note 10g)	-	-	(1,300)	(1,300)
Balance, end of year	-	-	-	-
		7,310		5,328
Less: Share issuance costs		121		111
		$ 7,189		$ 5,217

(a) During the year ended March 31, 2004, the Corporation received subscriptions for 30,000 class A common shares and 1,000,000 class B preferred shares for total proceeds of $1,000.

(b) During the year ended March 31, 2004 the class A common shares were split on the basis of 25.94 class A common shares for each previously issued class A common share.

(c) During the year ended March 31, 2004, the Corporation issued 466,667 common shares at an assigned price of $1.03 per share to satisfy contingent remuneration totaling $483.

(d) During the year ended March 31, 2002, the Corporation granted 125,000 stock options to directors to acquire class B preferred shares at an exercise price of $1 per share, which was to be satisfied through the provision of services to be contributed by the option holders. These options vested upon grant and expire January 2, 2005. During the year ended March 31, 2004, all 125,000 options were exercised for $NIL cash proceeds to the Corporation, in lieu of the provision of services. A compensation cost of $125 was expensed in the current year.

(e) During the year ended March 31, 2004, a class of shares of the Corporation designated as common shares, unlimited in number, was created and the issued and outstanding class A voting common shares of the Corporation were redesignated as common shares of the Corporation. The class A common shares were cancelled.

(f) During the year ended March 31, 2004, a class of shares of the Corporation designated as preferred shares, unlimited in number, issuable in series, was created. The first series of preferred shares designated as exchangeable redeemable preferred shares, limited to 7,500,000 shares was created. The issued and outstanding class B preferred shares of the Corporation were subsequently redesignated as Series 1 preferred shares. The class B preferred shares were cancelled.

(g) On November 18, 2002, the Corporation amended its share capital by consolidating the class B preferred shares; Series I, Series III and Series IV, into class B preferred shares.

(h) At March 31, 2003, an unrecorded liability existed for cumulative, undeclared, unpaid dividends in the amount of $515, which has been calculated for the Series' of class B preferred shares that existed prior to, and to the date of, the share consolidation (note 10g). During the year ended March 31, 2004 the class B preferred shares were cancelled, which eliminated the unrecorded liability for dividends.

11. STOCK-BASED COMPENSATION

Total stock-based compensation expense included in general and administrative expenses for the year was $617 (2003-$Nil) and consisted of:

Share option plan expense	$ 9
Shares issued for contract services	$ 483
Share option exercise price waived in lieu of services	$ 125

At March 31, 2004, the Corporation has a share option plan, pursuant to which the directors may from time to time, grant options to purchase common or preferred shares. Share options granted under the plan have a term of five years and vest in equal amounts over three years. Details of the options outstanding are as follows:

	Common Shares		Preferred Shares	
(thousands of shares)	Number	Exercise Price	Number	Exercise Price
Options - April 1,2003	-	$ -	125	$ 1.00
Granted	-	-	-	-
Exercised	-	-	-	-
Outstanding - March 31, 2003	-	-	125	1.00
Granted	1,400	1.00	-	-
Exercised	-	-	(125)	1.00
Outstanding - March 31, 2004	1,400	$ 1.00	-	$ -

There were no options exercisable at March 31, 2004 and all outstanding options expire March 21, 2009. At March 31, 2003 there were 125,000 preferred share options exercisable at $1.00 per share.

The fair-value of the options granted during the year ended March 31, 2004 was estimated at $1,025 using the Black-Scholes model with the following weighted average assumptions:

Expected life (years)	5.0
Risk-free interest rate	3.0%
Expected volatility	50%
Dividend yield	0%

There were no options issued during the year ended March 31, 2003.

12. Net Loss Per Share

The following reconciles the denominators for basic and diluted net loss per share calculation. The treasury stock method is used to determine the dilutive effect of the share options. The effect of all option exercises would be anti-dilutive.

(thousands of shares)	2004	2003 (restated - note 3)
Weighted average shares outstanding - basic and diluted		
Weighted average before stock split	203	154
Effect of stock split (note 10b)	5,063	3,837
Weighted average post stock split	5,266	3,991
Loss available to common shareholders has been calculated as follows:		
Net loss	$ (1,208)	$ (405)
Cumulative dividends on preferred shares	-	(220)
Loss available to common shareholders	$ (1,208)	$ (625)

13. Income Taxes

The components of the future tax asset are as follows:

	2004	2003 (restated - note 3)
Temporary differences related to equipment and mineral properties and deferred costs	$ (1,144)	$ (804)
Asset retirement obligations	27	25
Share issuance costs	20	27
Non-capital loss carryforwards	1,569	1,070
Valuation allowance	(472)	(318)
	$ -	$ -

Income tax expense differs from that which would be expected from applying the effective Canadian federal and provincial income tax rates of 40.62% (2003 - 42.12%) to net loss, as follows:

	2004	2003 (restated - note 3)
Expected income tax recovery	$ 490	$ 169
Decrease resulting from:		
Non deductible crown payments	(7)	(2)
Resource allowance	(75)	(60)
Tax rate reductions	(7)	(11)
Other	(1)	(1)
Stock based compensation	(251)	-
Future income tax recovery not recognized	(149)	(95)
	$ -	$ -

(thousands of Canadian dollars, except share amounts)

The Corporation has non-capital losses for income tax purposes totaling approximately $3,862 which may be carried forward and applied against taxable income of future years, expiring as to $479 in 2008, $981 in 2009, $1,081 in 2010 and $1,321 in 2011. No benefit for these losses has been recognized in the consolidated financial statements at March 31, 2004, as it is not more likely than not that these losses will be utilized in the future.

14. Financial Instruments

Fair Values

The fair values of term deposits, accounts receivable, accounts payable and accrued liabilities and notes payable approximate their carrying values due to the short-term maturity of these financial instruments.

15. Related Party Transactions

During the year ended March 31, 2004, 366,334 common shares of the Corporation were issued at an assigned price of $1.03 per share to a company indirectly owned by two directors of the Corporation and their spouses to satisfy contingent remuneration agreements (note 10c). An expense of $379 was recorded in general and administrative expenses.

During the year ended March 31, 2004, management fees, which have been included in general and administrative expenses, were paid to companies indirectly owned by two directors of the Corporation and their spouses totaling $353. During the year ended March 31, 2003, management fees of $187 were paid to three companies indirectly owned or controlled by four directors of the Corporation, which were included in general and administrative expenses. These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

16. Commitment

The Corporation has certain obligations under an operating lease for office premises. The commitment, excluding occupancy costs, is approximately $31 per year commencing July 2004 and expiring June 2009.

17. Subsequent Events

(a) On May 12, 2004, the Corporation completed its initial public offering of 22.0 million common shares at a price of $2.60 per common share for gross proceeds of $57,200. This included the full exercise by the agents of their over-allotment option to sell an additional 2.0 million common shares. The offering was made through a syndicate of agents led by Salman Partners Inc. and included BMO Nesbitt Burns Inc. and Haywood Securities Inc. Net proceeds to the Corporation, after deducting the agents fee of $3,146 and estimated costs of the offering of $600 were $53,454. The Corporation also granted warrants to purchase 1.21 million common shares at an exercise price of $2.60 per common share for a period of 12 months from the closing date of the offering.

(b) Following the completion of the offering, all issued and outstanding Series 1 preferred shares were exchanged into common shares with a conversion factor of 1 preferred share for 1.23 common shares. Holders of Series 1 preferred shares were not entitled to any accrued and unpaid cumulative dividends up to the date of exchange.

(c) The Corporation entered into a coal sale agreement dated as of April 13, 2004 with a Japanese trading company (the "Trading Co.") for the sale of approximately 250,000 tonnes of metallurgical coal to the Trading Co. by March 31, 2005. In conjunction with the coal sale agreement, the parties entered into an advance payment agreement pursuant to which the Trading Co. agreed to advance up to U.S. $4,000 to the Corporation to be used by the Corporation for certain development activities and operations of its mining properties near Grande Cache, Alberta. Interest is payable on the outstanding balance at LIBOR plus 2% per annum, but in any event, shall not exceed U.S. $100 over the term of the advance. Repayment of the advance occurs through a reduction in the price per tonne otherwise payable by the Trading Co. for coal delivered under the coal sale agreement. As security for this advance, the Corporation granted the Trading Co. a demand debenture on all present and after-acquired property of the Corporation. The Corporation must repay the advance not later than September 30, 2005 and has the option to repay, without penalty, the outstanding balance of the advance at any time and thereafter obtain the discharge of the debenture. As at June 3, 2004, the Trading Co. has advanced U.S. $3,400 to the Corporation pursuant to the advance payment agreement.

This Management's Discussion and Analysis (MD&A) of Grande Cache Coal Corporation is prepared as at June 25, 2004 and is a year over year review of the activities, liquidity and capital resources of the Company. This MD&A contains forward-looking statements and these statements are based on certain estimates and assumptions and involve risks and uncertainties. Actual results may differ materially.

This MD&A should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended March 31, 2004. The Corporation reports its financial information in Canadian dollars, and all monetary amounts in this discussion and analysis are expressed in Canadian dollars unless specifically stated otherwise. Certain amounts in prior years have been reclassified to enable comparison with the current year's presentation.

The Corporation has a March 31st year-end and for clarity, reference to the 2004 year relates to the twelve month period ending March 31, 2004. The twelve month period ended March 31, 2003 is referred to as the 2003 year.

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

FINANCIAL OVERVIEW

(thousands of dollars, except per share amounts)	2004	2003	2002
Income Statement			
Revenue	1	1	15
Net loss	(1,208)	(405)	(388)
Basic and diluted loss per share	(0.23)	(0.16)	(0.23)
Balance Sheet			
Total assets	5,585	4,557	3,979
Long-term liabilities	77	73	70
Shareholder's equity	5,044	4,271	3,326

As at March 31, 2004 the Corporation continued to be in a development stage and was focused on re-establishing mining activities in the Smoky River Coalfield near Grande Cache, Alberta. Production had not commenced and therefore, there are no results from operations. The net loss for the year ended March 31, 2004 increased to $1,208 thousand from $405 thousand, due to the increase in general and administrative expenses.

SUBSEQUENT EVENT

On May 12, 2004, the Corporation completed its initial public offering of 22 million shares, with net proceeds of $54.1 million being raised. The net proceeds of the offering are to be used to fund the initial capital expenditures to develop and equip the No. 7-4 Underground Mine, the refurbishment of the coal processing facilities, to deposit reclamation security with the Alberta Government, to complete the exploration, engineering and permitting of the No. 16 East Surface Mine and for working capital.

REVENUE

The Corporation has not yet commenced commercial production and has no source of revenue at this time. Incidental interest revenue of $1 thousand was earned in both 2004 and 2003.

COSTS AND EXPENSES

General and administrative expenses increased to $1,194 thousand during fiscal 2004 from $387 thousand during fiscal 2003. The general and administrative expenses were comprised mainly of consulting fees, legal and audit fees, office rent, insurance, travel costs and general office overheads as follows:

(thousands of dollars)	Year Ended March 31 2004	2003
Consulting and management fees	1,013	228
Office rent	47	46
Insurance	40	32
Professional fees	17	25
Travel	25	15
Communications	18	16
General office overhead	34	25
	1,194	387

The increase in expenses is largely due to $616 thousand of stock-based compensation recorded in the current year. Contingent remuneration of $483 thousand was settled through the issuance of shares, stock option exercise value of $125 thousand was waived in lieu of services provided and $9 thousand was recorded as a stock option expense related to the fair-value accounting for stock options issued in 2004.

Depreciation and accretion increased slightly to $11 thousand from $9 thousand in the past year, primarily due to an increase in depreciable assets.

Liquidity And Capital Resources

As at March 31, 2004, the Corporation's cash and cash equivalents position increased to $337 thousand, compared to $199 thousand at March 31, 2003, while working capital decreased by $86 thousand over the same period to a negative position of $72 thousand at year-end. The overall cash position increased by $138 thousand from the prior year primarily due to the timing of payments. Cash flows from operations continued to be negative, as the Corporation has not commenced commercial production and has no source of revenue. The Corporation was debt free, with no off balance sheet financing structures in place at March 31, 2004 and continued to be solely dependent on equity financings as its sole source of working capital. Proceeds on issuance of share capital have remained relatively unchanged over the last two years, with $1,374 thousand being raised in 2004. Investing activities included additions to mineral properties and deferred costs of $540 thousand, a decrease of $251 thousand over the prior year.

Management began significant work on an initial public offering in the fourth quarter of 2004 and at March 31, 2004 had incurred $315 thousand in expenses related to the offering. Subsequent to year-end the initial public offering was completed, with net proceeds of $54.1 million received. The Corporation now has the necessary funding to begin production in its underground operations and to fund planned growth and development activities over the next 18 to 24 months

Also subsequent to year-end, the Corporation entered into an advance payment agreement with a Japanese trading company. This agreement is for the advance of up to US$4.0 million to the Corporation for certain mine development and operational activities. Repayment of the advance occurs through a reduction in the sales price of future shipments to the Japanese trading company. The advance must be repaid by September 30, 2005. As at June 25, 2004, the entire US$4.0 million had been advanced to the Corporation.

At March 31, 2004, the Corporation did not have any long-term liabilities except for asset retirement obligations of $77 thousand, which are fully supported by amounts on deposit with the Alberta Government. No other contractual obligations existed at March 31, 2004.

GRANDE CACHE COAL CORPORATION

INSTRUMENT OF PROXY

Solicited by Management for the Annual Meeting of Shareholders
August 11, 2004

The undersigned shareholder of Grande Cache Coal Corporation (the "**Corporation**") hereby appoints Robert G. Brawn, Chairman of the Corporation, of Calgary, Alberta, or Robert H. Stan, President and Chief Executive Officer of the Corporation, of Calgary, Alberta, or, instead of either of the foregoing ______________________________ as proxyholder of the undersigned, with full power of substitution, to attend, act and vote for and on behalf of the undersigned at the Annual Meeting (the "**Meeting**") of the shareholders of the Corporation to be held on Wednesday, August 11, 2004, and at any adjournment thereof, and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholders' discretion, except as otherwise specified below.

Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the shares represented by this instrument of proxy in the following manner:

1. FOR ☐ or AGAINST ☐ (or if no choice is specified FOR) fixing the number of directors to be elected at the Meeting at five;

2. FOR ☐ or WITHHOLD FROM VOTING FOR ☐ (or if no choice is specified, FOR) the election of directors for the ensuing year of those nominees proposed by management as specified in the Information Circular - Proxy Statement (the "Information Circular") of the Corporation dated June 25, 2004;

3. FOR ☐ or WITHHOLD FROM VOTING FOR ☐ (or if no choice is specified, FOR) the appointment of Collins Barrow Calgary LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year and authorization of the directors to fix their remuneration; and

4. at the discretion of the said proxyholder, upon any amendment or variation of the above matters or any other matter that may be brought before the Meeting or any adjournment thereof in such manner as such proxy, in such proxyholder's sole judgment, may determine.

This instrument of proxy is solicited on behalf of management of the Corporation. The shares represented by this Proxy will be voted and, in particular, will be voted in accordance with any instructions indicated on any ballot that may be called for. Unless a contrary instruction is indicated, this Proxy will be voted at the Meeting in favour of the matters referred to above.

Each shareholder has the right to appoint a proxyholder, other than the persons designated above, who need not be a shareholder, to attend and act for and on behalf of the shareholder at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the shareholder's appointee legibly printed in the blank space provided.

The undersigned hereby revokes any proxy previously given to vote at the Meeting.

DATED this __________ day of ______________, 2004.

Signature of Shareholder

Name of Shareholder (Please Print)

NOTES:

1. If the shareholder is a corporation, its corporate seal must be affixed or the instrument of proxy must be signed by an officer or attorney thereof duly authorized.

2. This instrument of proxy must be dated and the signature hereon should be exactly the same as the name in which the shares are registered.

3. Persons signing in a representative capacity such as executors, administrators or trustees, should so indicate and give their full title as such.

4. This instrument of proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to the attention of the Corporation's Corporate Secretary, c/o Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 not less than 24 hours (excluding Saturdays, Sundays and holidays) before the time set for the holding of the Meeting or any adjournment thereof. A proxy is valid only at the meeting in respect of which it is given or any adjournment(s) of that meeting.

GRANDE CACHE COAL CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON AUGUST 11, 2004

TAKE NOTICE that the Annual Meeting (the "**Meeting**") of Grande Cache Coal Corporation (the "**Corporation**") will be held in the Frank L. Burnet Board Room of Burnet, Duckworth & Palmer LLP, Suite 1400, 350 - 7th Avenue S.W., Calgary, Alberta, on Wednesday, August 11, 2004, at 2:00 p.m. (Calgary time) for the following purposes:

1. to receive and consider the financial statements of the Corporation for the fiscal year ended March 31, 2004 and the report of the auditors thereon;
2. to fix the number of directors to be elected at the Meeting at five;
3. to elect five directors;
4. to appoint auditors and to authorize the directors to fix their remuneration as such; and
5. to transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Particulars of the matters referred to above are set forth in the Information Circular - Proxy Statement accompanying and forming part of this Notice of Annual Meeting.

Shareholders who are unable to attend the Meeting are requested to date, sign and return the enclosed form of proxy to the Corporate Secretary of the Corporation in care of Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1. In order to be valid and acted upon at the Meeting, forms of proxy must be returned to the aforesaid address not less than 24 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting or any adjournment thereof.

Shareholders are cautioned that the use of the mail to transmit proxies is at each shareholder's risk.

The Board of Directors of the Corporation has fixed the record date for the Meeting as the close of business on June 25, 2004 (the "**Record Date**"). Only shareholders of the Corporation of record as at the Record Date are entitled to receive notice of the Meeting. Shareholders of record will be entitled to vote those shares included in the list of shareholders entitled to vote at the Meeting prepared as at the Record Date unless any such shareholder transfers shares after the Record Date and the transferee of those shares establishes ownership of such shares and demands, not later than 10 days before the Meeting, that the transferee's name be included in the list of shareholders entitled to vote at the Meeting, in which case the transferee shall be entitled to vote such shares at the Meeting.

DATED at Calgary, Alberta this 25th day of June, 2004.

By order of the Board of Directors

(Signed) Robert H. Stan
President and Chief Executive Officer

GRANDE CACHE COAL CORPORATION

INFORMATION CIRCULAR - PROXY STATEMENT

Annual Meeting of Shareholders
to be held on August 11, 2004

PROXIES

Solicitation of Proxies

This Information Circular - Proxy Statement (the "Information Circular") is furnished in connection with the solicitation by the management of Grande Cache Coal Corporation ("Grande Cache" or the "Corporation") of proxies to be used at the Annual Meeting (the "Meeting") of the shareholders of the Corporation to be held at the time and place and for the purposes set forth in the accompanying Notice of Annual Meeting. The information disclosed in this Information Circular is as of June 25, 2004, unless otherwise stated. Solicitation of proxies will be primarily by mail but may also be by telephone, telegraph or oral communication by the directors, officers and regular employees of the Corporation, at no additional compensation. The cost of the solicitation of proxies will be borne by the Corporation.

Appointment of Proxies

Instruments of Proxy will not be valid unless deposited with the Corporate Secretary of the Corporation in care of Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, not less than twenty-four (24) hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof.

Instruments of Proxy must be in writing and must be executed by the shareholder or his duly appointed attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by a duly authorized officer whose title should be indicated. Instruments of Proxy signed by persons acting as attorney or in some other representative capacity such as executors, administrators or trustees, should reflect that person's capacity following his signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act.

The persons named in the enclosed Instrument of Proxy are officers and/or directors of the Corporation. A shareholder has the right to appoint some other person or company (who need not be a shareholder) to represent such shareholder at the Meeting other than the persons designated in the accompanying Instrument Proxy. To exercise this right, a shareholder should cross out the names of the nominees of management and print the name of the desired person in the blank space provided in the Instrument of Proxy or should complete another appropriate instrument of proxy.

Revocation of Proxies

A shareholder who has submitted an Instrument of Proxy may revoke it at any time prior to the exercise thereof by instrument in writing signed by the shareholder or by an authorized attorney or, if the shareholder is a corporation, by a duly authorized officer, and deposited either at the offices of Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the Instrument of Proxy is to be used or with the Chairman of the Meeting on the day of the Meeting or adjournment thereof, or in any other manner permitted by law. In addition, an Instrument of Proxy may be revoked by the shareholder personally attending at the Meeting and voting the securities represented thereby or, if the shareholder is a corporation, by a representative attending at the Meeting and voting such securities.

Exercise of Discretion by Proxies

The shares represented by the Instrument of Proxy furnished by the Corporation, where the shareholder specifies a choice with respect to any matter to be acted upon, will be voted or withheld from voting on any ballot in accordance with the specification so made. In the absence of such specification, such shares will be voted in favour of the matters described in the Notice of Annual Meeting of shareholders. **The persons appointed under the form of proxy furnished by the Corporation are conferred discretionary authority with respect to amendments or variations of those matters specified in the proxy**

and with respect to any other matters that may be properly brought before the Meeting or any adjournment thereof. At the time of the mailing of this Information Circular, the management of the Corporation knows of no such amendments, variations or other matters.

Record Date

The directors of the Corporation have set the close of business on June 25, 2004 as the record date (the "**Record Date**") for the Meeting. Only shareholders of record as at that date are entitled to receive notice of the Meeting unless after that date a shareholder of record transfers his shares and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he owns such shares, requests not later than ten days prior to the Meeting that the transferee's name be included in the list of shareholders entitled to vote, in which case, such transferee shall be entitled to vote such shares at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of common shares ("**Common Shares**") and an unlimited number of preferred shares, issuable in series. The Common Shares are the only issued and outstanding voting securities of the Corporation, the holders thereof being entitled to one vote for each Common Share held. At the close of business on June 25, 2004, there were 36,466,690 Common Shares of the Corporation issued and outstanding. A quorum for the transaction of business at the Meeting is not less than two persons present holding or representing not less than 5% of the shares entitled to be voted at the Meeting.

To the knowledge of the directors and executive officers of the Corporation, as at June 25, 2004, no person or company beneficially owned, directly or indirectly, or exercised control or direction over, more than 10% of the issued and outstanding Common Shares.

MATTERS TO BE ACTED UPON AT THE MEETING

Election of Directors

The Board of Directors currently consists of five directors, the term of office of each of whom will expire at the Meeting unless directors are not elected at the Meeting (in which case the incumbent directors continue in office until their successors are elected). At the Meeting, shareholders will be asked to fix the number of directors to be elected at the Meeting at five and to elect five directors to succeed the present directors to serve until the next annual meeting, or until their respective successors have been elected or appointed.

Unless otherwise directed, it is the intention of management to vote proxies in the accompanying Instrument of Proxy for an ordinary resolution in favour of fixing the Board of Directors at five members and in favour of the election as directors of the five nominees hereinafter set forth, provided that in the event a vacancy among such nominees occurs because of death or for any other reason prior to the Meeting, the proxy shall not be voted with respect to such vacancy:

Robert H. Stan
Robert G. Brawn
Barry T. Davies
Donald J. Douglas
Donald R. Seaman

The persons named above are all presently directors of the Corporation and have served continuously as such since the date they first became directors as set forth below.

The following table sets forth the names of the persons proposed to be nominated for election as directors, all other positions and offices with the Corporation now held by them, their principal occupations or employments, the periods during which they have served as directors of the Corporation and the number of Common Shares of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them, as at the date hereof.

Name, Province and Country of Residence	Offices Held and When Became Director	Principal Occupation	Number of Common Shares Beneficially Owned
Robert H. Stan [(3)] Alberta, Canada	President and Chief Executive Officer and Director July 2000	President (since February 2001) and Chief Executive Officer (since September 2002) of the Corporation. From April 1, 2000 to February 2001, Vice-President of Westpine Inc. (a private mining investment company). Prior to March 31, 2000, Vice-President, Marketing and Business Development of Smoky River Coal Limited ("**SRCL**") (a private metallurgical coal producer).	941,280
Robert G. Brawn [(1)(2)(3)] Alberta, Canada	Chairman and Director March 2001	President of 738831 Alberta Ltd. (a private investment company) since May 20, 2003. From April 20, 2001 until May 30, 2003, Chairman of Acclaim Energy Inc., a wholly owned subsidiary of Acclaim Energy Trust. Prior thereto, Chairman of Danoil Energy Ltd. (a predecessor of Acclaim Energy Inc.).	Nil [(4)]
Barry T. Davies Alberta, Canada	Director July 2000	President of Westpine Inc. (a private mining investment company) since April 1, 2000. From June 1997 to March 31, 2000, President and Chief Operating Officer of SRCL.	941,280
Donald J. Douglas [(1)(2)] Alberta, Canada	Director March 2001	President and Chief Executive Officer of United Inc. (a private property development company).	590,125
Donald R. Seaman [(1)(2)(3)] Alberta, Canada	Director March 2001	President of D.R.S. Resource Investments Inc. (a private investment company).	774,276

Notes:

(1) Member of the Audit Committee, which committee is required pursuant to the *Business Corporations Act* (Alberta).
(2) Member of the Compensation Committee.
(3) Member of the Corporate Governance Committee.
(4) A company owned by Mr. Brawn's adult children owns 543,357 Common Shares.
(5) The Corporation does not have an executive committee.

The information as to voting securities beneficially owned, directly or indirectly, or over which control or direction is exercised, is based upon information furnished to the Corporation by the respective nominees.

Robert H. Stan, the President, Chief Executive Officer and a director of the Corporation, was the Vice-President, Marketing and Business Development of SRCL from July 1997 to March 31, 2000. On March 31, 2000 SRCL was placed in receivership by a group of secured lenders at a time of depressed metallurgical coal markets. PricewaterhouseCoopers Inc. was appointed the receiver of SRCL. SRCL's assets were sold through a sealed-bid process conducted from May through October 2000. Barry T. Davies, a director of the Corporation, was the President and Chief Operating Officer of SRCL from June 1997 to March 31, 2000.

Appointment of Auditors

Unless otherwise directed, it is management's intention to vote proxies in the accompanying Instrument of Proxy in favour of the appointment of the firm of Collins Barrow Calgary LLP, Chartered Accountants, of Calgary, Alberta, as auditors of the Corporation, to hold office until the next annual meeting of the shareholders and to authorize the directors to fix their remuneration as such. Collins Barrow Calgary LLP have been auditors of the Corporation since its incorporation.

EXECUTIVE COMPENSATION

Compensation Committee

The Corporation's directors have had a standing Compensation Committee (the "**Committee**") since March 1, 2004. The Committee is composed of three directors, all of whom are unrelated directors.

The Committee is charged with the periodic review of the Corporation's compensation policies and makes recommendations with respect to the compensation of the executive officers and senior personnel of the Corporation, including those named in the Summary Compensation Table included herein (the "**Named Executive Officers**"), to the Board of Directors, which has final approval on compensation matters.

Compensation Committee Report on Compensation

TO: The Shareholders of Grande Cache Coal Corporation

The Corporation's executive officer compensation program is generally the same for all key employees including the Chief Executive Officer. The program consists of three major components: (i) salary and benefits, (ii) Common Share options, and (iii) cash bonuses.

The compensation program is intended to provide a base salary competitive within the coal mining industry among similar sized companies. The Corporation's policy in respect of the granting of options is to allow the Corporation to attract and retain key technical and managerial personnel in a competitive industry environment and to promote entrepreneurship amongst employees.

The Corporation reviews compensation levels at similar sized companies in determining salary levels for all positions including executive officers. Share options are considered an integral part of the Corporation's compensation program in that they provide an incentive for innovation and entrepreneurship among employees.

Cash bonuses and option grants are determined by the Committee subjectively taking into account each executive's salary, position and performance and then submitted to the Board of Directors for approval.

Share Option Plan

Upon the recommendation of the Committee and approval by the Board of Directors, share options are granted under the Corporation's share option plan to new directors, officers and key employees, usually upon their commencement of employment with the Corporation. Additional grants are made periodically, consistent with the individual's level of responsibility and performance within the Corporation. Share options are priced at the trading price of the Common Shares on the date of grant and generally expire five years after the date of grant.

Total option grants are presently limited to a number of shares permitted under the rules of the Toronto Stock Exchange ("**TSX**"). Grant sizes are, therefore, determined by factors including the number of eligible individuals currently under the option plan and future hiring plans of the Corporation.

The share option plan is designed to motivate executives and other key employees to focus on the long-term interests of the Corporation, and its shareholders, by providing the potential for long-term employee reward and above-average total compensation when all shareholders receive above-average long-term Common Share price performance.

Summary

The Committee believes that the Corporation's compensation policies have allowed the Corporation to attract and retain a team of talented, motivated and experienced executive officers, professionals and support staff working towards the common goal of creating and enhancing shareholder value. The Committee believes that long-term shareholder value is enhanced by compensation based upon individual and corporate performance achievements. Through the plans described above, a significant portion of the Corporation's executive compensation is based on individual and corporate performance, as well as industry-competitive pay practices.

Submitted by the Compensation Committee: Robert G. Brawn, Donald J. Douglas and Donald R. Seaman.

Compensation of Named Executive Officers

The following compensation information relates to amounts paid to the President and Chief Executive Officer, Chief Financial Officer and the only other executive officer of Grande Cache. These individuals are referred to collectively as the "**Named Executive Officers**".

		Annual Compensation			Long-term Compensation	
Name and Principal Position	**Fiscal Year**	**Salary**	**Bonus**	**Other Annual Compensation**	**Shares under Options Granted**	**All Other Compensation**
		($)	($)	($)	(#)	($)
Robert H. Stan	2004	180,000	Nil	(5)	300,000	Nil
President and Chief	2003	90,000 (4)	Nil	(5)	Nil	90,000 (6)
Executive Officer (1)	2002	88,500 (4)	Nil	(5)	Nil	88,500 (6)
Thomas E. Pierce Vice President, Finance and Chief Financial Officer (2)	2004	4,125	Nil	(5)	125,000	Nil
Eugene Wusaty Vice President, Operations and Chief Operating Officer (3)	2004	17,000	Nil	(5)	125,000	Nil

Notes:

(1) Mr. Stan was appointed President of Grande Cache in February 2001 and Chief Executive Officer of Grande Cache in September 2002.

(2) Mr. Pierce was appointed Vice-President, Finance and Chief Financial Officer of Grande Cache on March 15, 2004. The salary amount in the table reflects the amount paid to Mr. Pierce from March 15, 2004 to March 31, 2004.

(3) Mr. Wusaty was appointed Vice-President, Operations and Chief Operating Officer of Grande Cache on March 1, 2004. The salary amount in the table reflects the amount paid to Mr. Wusaty from March 1, 2004 to March 31, 2004.

(4) Represents management fees in respect of Mr. Stan's services paid to Westpine Inc., a company indirectly owned 50% by Mr. Stan and his spouse.

(5) The value of perquisites and benefits for each Named Executive Officer was not greater than the lesser of $50,000 and 10% of such officer's salary and bonus.

(6) Represents contingent management fees payable to Westpine Inc. which contingent management fees were converted into Common Shares of Grande Cache on March 22, 2004 on the basis of one Common Share for each $1.03 of outstanding contingent management fees.

Long-term Incentive Plan Awards

The Corporation made no long-term incentive plan awards during the most recently completed financial year.

Option Grants

The following table details the grants of options to purchase Common Shares of the Corporation to the Named Executive Officers during the most recently completed financial year.

Name	Options Granted [1]	% of Total Options Granted to Employees in Financial Year	Exercise Price	Market Value of Common Shares on the Date of Grant [2]	Expiry Date
	(#)	(%)	($/share)	($/share)	
Robert H. Stan	300,000	37.5%	$1.00	N/A	March 21, 2009
Thomas E. Pierce	125,000	15.6%	$1.00	N/A	March 21, 2009
Eugene Wusaty	125,000	15.6%	$1.00	N/A	March 21, 2009

Notes:
(1) The options vest as to one-third on each of the first, second and third anniversaries of the date of grant.
(2) There was no public market for the Common Shares on the date of grant of the options.

Option Exercises

The following table sets forth information with respect to options exercised by the Named Executive Officers during the most recently completed financial year and their respective option positions as at March 31, 2004.

			Unexercised Options at Year End			
			Number of Options		Value of in-the-Money Options [2]	
Name	Options Exercised	Aggregate Value Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
	(#)	($)	(#)	(#)	($)	($)
Robert H. Stan	25,000 [1]	$25,000	Nil	300,000	Nil	N/A
Thomas E. Pierce	Nil	N/A	Nil	125,000	Nil	N/A
Eugene Wusaty	Nil	N/A	Nil	125,000	Nil	N/A

Notes:
(1) On February 6, 2004, Mr. Stan exercised 25,000 options to acquire 25,000 exchangeable redeemable preferred shares of Grande Cache which shares were issued at an exercise price of $1.00 per share satisfied through the provision of management services by Mr. Stan to Grande Cache. On May 12, 2004, the 25,000 exchangeable redeemable preferred shares of Grande Cache received by Mr. Stan upon exercise of the options were converted into Common Shares on a 1.2307600339-for-one basis.
(2) The value of unexercisable in-the-money options at year-end is not presented as there was no public market for the Common Shares as at March 31, 2004.

Compensation of Directors

No compensation is currently paid to non-management directors in their capacity as such, nor are directors paid for attendance at Board meetings. At March 31, 2004, non-management directors held an aggregate of 400,000 options exercisable at a price of $1.00 per share.

Employment Contracts and Termination of Employment Arrangements

Grande Cache has entered into employment agreements with Robert H. Stan, Thomas E. Pierce and Eugene Wusaty. The term of Messrs. Stan, Pierce and Wusaty's employment agreements continue indefinitely until terminated by either Grande Cache or Messrs. Stan, Pierce and Wusaty, respectively.

The employment agreements provide for a base salary of $225,000 per annum for Mr. Stan, a base salary of $156,000 per annum for Mr. Pierce and a base salary of $162,000 for Mr. Wusaty. The agreements also provide for participation in Grande Cache's option plan, any performance bonus program adopted by Grande Cache, as well as additional benefits including participation in Grande Cache's group benefit plan for employees.

In the event of the constructive dismissal of the executive or termination of the employment agreement without cause, the executive is entitled to receive two (2) year's base salary plus an additional 15% for loss of benefits. If the termination or constructive dismissal occurs within two (2) years of a change of control of Grande Cache (as defined in the employment agreements), the executive will receive an additional amount equal to two (2) times the last bonus the executive received. Mr. Stan also has an election to leave Grande Cache within three (3) months of a change of control and receive the previously described payment.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Grande Cache has a share option plan (the "**Share Option Plan**") pursuant to which the directors may from time to time, at their discretion, grant to directors, officers, employees and other service providers of Grande Cache, or any of its subsidiaries, options to purchase Common Shares. The purchase price for any optioned shares is fixed by the directors. The options are non-assignable and non-transferable.

The number of Common Shares reserved for options under the Share Option Plan is fixed at 3,646,670. The maximum number of shares reserved for options may be increased by the Board of Directors upon receipt of any applicable regulatory approvals and, if required by applicable regulatory authorities, shareholder approval. The Share Option Plan provides that, among other things: the number of shares reserved for issuance to any one optionee may not exceed 5% of the aggregate number of issued and outstanding Common Shares; the maximum number of shares reserved for issuance pursuant to options granted to insiders at any time may not exceed 10% of the aggregate number of issued and outstanding Common Shares; the maximum number of shares which may be issued to insiders within a one-year period may not exceed 10% of the aggregate number of issued and outstanding Common Shares; and the maximum number of shares which may be issued to any one insider and its associates within a one-year period may not exceed 5% of the aggregate number of issued and outstanding Common Shares.

The Share Option Plan is the only equity compensation plan of Grande Cache. The following table sets forth information with respect to the options outstanding under the Share Option Plan as at June 25, 2004.

Plan Category	Number of Common Shares to be Issued Upon Exercise of Outstanding Options (a)	Weighted-Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding Securities Reflected in Column (a))
Equity compensation plans approved by securityholders (1)	1,400,000	$1.00 per Common Share	2,246,670 Common Shares
Equity compensation plans not approved by securityholders	Nil	N/A	Nil
Total	1,400,000		2,246,670 Common Shares

Note:

(1) The Board of Directors of Grande Cache approved the Share Option Plan prior to the initial public offering of Grande Cache which was completed on May 12, 2004. Securityholders of Grande Cache were not required to approve the Share Option Plan at the time that it was adopted by the Board of Directors.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

To management's knowledge, no individual who is, or at any time during the most recently completed financial year was, a director, executive officer or senior officer of the Corporation, a proposed nominee for election as a director of the Corporation, or any associate of any such individual: (i) is, or at any time since the beginning of the most recently completed financial year of the Corporation has been, indebted to the Corporation or any of its subsidiaries; or (ii) has indebtedness to another entity that is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

CORPORATE GOVERNANCE

The following description of the Corporation's approach to corporate governance has been prepared with reference to the corporate governance guidelines and disclosure requirements of the TSX.

Mandate of the Board

The Board of Directors is responsible for managing the business and affairs of the Corporation and discharges its responsibilities directly and through its committees. The Board supervises management, which is responsible for the day-to-day conduct of the business of the Corporation. All responsibilities for guiding the business and affairs of the Corporation that are not specifically delegated to senior management or committees of the Board reside with the full Board. The Board has responsibility for the stewardship of the Corporation including (a) adoption of a strategic planning process, (b) the identification of the principal risks of the Corporation's business and ensuring the implementation of appropriate systems to manage these risks, (c) succession planning, including appointing, training and monitoring senior management, (d) implementing a communications policy for the Corporation, and (e) the integrity of the Corporation's internal control and management information systems.

The Board's fundamental objectives are to enhance and preserve long-term shareholder value and to ensure that the Corporation meets its obligations and objectives on an ongoing basis. Board members receive and discuss reports from management on the operation of the Corporation, industry conditions, strategic plans, financial position and the details of major transactions that are contemplated. Individual Board members are also kept informed of the Corporation's operations through frequent communications with senior management.

Four regular meetings of the Board are scheduled for this year. The frequency of meetings as well as the nature of agenda items change depending upon the state of the Corporation's affairs and the opportunities and risks that the Corporation faces.

Board Composition

The Board is composed of five members, of which four are considered "unrelated directors" and one is considered a "related director" within the meaning of the TSX's guidelines. The "related director" is Mr. Stan, the Corporation's President and Chief Executive Officer. The Board believes that directors who have interests, business or other relationships with the Corporation have and will at all times declare such interest, business or other relationships and will use their best judgment to ensure that they act in the best interests of the Corporation. The Board believes that the past compensation indirectly paid to Mr. Davies in respect of management consulting services provided by Mr. Davies to the Corporation do not interfere with Mr. Davies' ability to act with a view to the best interests of the Corporation. Since May 1, 2004, Mr. Davies has not consulted to the Corporation and he is neither an employee nor a member of management. The Board of Directors satisfies the TSX's recommendation that a board be comprised of a majority of unrelated directors.

The Corporation does not have a "significant" shareholder within the meaning of the TSX's guidelines.

The Board includes highly experienced individuals in the coal mining, resource and other industries. All members are familiar with the Corporation's business, operations and principal risks. Given the level of their individual experience, orientation and education of the directors has not been formalized. Each of the Board committees, except for the Corporate Governance Committee, is composed entirely of unrelated directors. Mr. Stan, a related director, is a member of the Corporate Governance Committee. As the senior member of management, however, Mr. Stan often attends the other Board committee meetings at the invitation of the committee.

The positions and functions of Chairman and Chief Executive Officer are separate and the Chairman, Mr. Brawn, is an "unrelated director". The Board believes that it functions independently of management.

The Board of Directors believes that, having regard to the experience and backgrounds of its members, its current size of five members promotes effectiveness and efficiency.

The Board does not have formal procedures which enables an individual director to engage an outside advisor at the expense of the Corporation however the Corporation's policy is that directors can, at the expense of the Corporation, obtain outside advisors.

Board Assessment

Due to the size of the Corporation and the small number of directors on the Board, the Board does not currently have a formalized process for assessing the effectiveness of the Board, its committees and individual directors or the compensation provided to directors. These matters have historically been dealt with by the full Board of Directors through formal and informal discussions from time to time.

Division of Responsibility and Expectations of Management

As President and Chief Executive Officer of the Corporation, Mr. Stan is responsible for day-to-day management of the business of the Corporation, subject always to Board approval for Corporation plans and objectives and major decisions. The Board retains responsibility for significant changes in the Corporation's affairs such as approval of the capital expenditure budget, financing arrangements and significant acquisitions and divestitures.

Board Committees

The Corporation currently has three committees: the Audit Committee, the Compensation Committee and the Corporate Governance Committee. The Board does not have a nominating committee. Nominations have historically been the result of recruitment efforts of the full Board, a majority of which is comprised of unrelated directors.

The Audit Committee is composed of three unrelated directors and is responsible for reviewing the Corporation's financial reporting procedures, internal controls and the performance of the Corporation's external auditors.

The Compensation Committee also consists of three unrelated directors. The Compensation Committee meets at least once a year and at such other times as the committee may determine to review the remuneration package presented by the President and Chief Executive Officer for the senior officers of the Corporation. The Committee reviews the granting of stock options and makes recommendations to the full Board.

The Corporate Governance Committee is composed of two unrelated directors and one related director. The Corporate Governance Committee meets once a year and at such other times as the committee may determine to develop the approach of the Corporation to matters concerning human resources and corporate governance and, from time to time, shall review and make recommendations to the full Board as to such matters.

Decisions Requiring Board Approval

In addition to those matters that must by law be approved by the Board, management seeks Board approval for annual capital expenditure budgets, material acquisitions and dispositions and financings. Management is also expected to consult with the Board before entering into any venture that is outside of the Corporation's existing businesses or areas of expertise. The Board also approves changes in senior management.

Shareholder Communication

Due to the size of the Corporation, the Corporation does not maintain an investor relations department. Shareholder inquiries receive a prompt response from the particular senior officer best qualified to respond to such inquiry, typically the President and Chief Executive Officer or the Chief Financial Officer. Shareholders are informed through annual and quarterly reports, news releases and statutory filings. The goal of the communications policy is to ensure accurate and timely disclosure of financial results and material events.

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of any insider of the Corporation, any proposed nominee for election as a director, or any associate or affiliate of such persons, in any transaction since the commencement of the Corporation's last completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries, except as disclosed elsewhere in this Information Circular. On March 22, 2004, $378,750 of contingent management fees owing to Westpine Inc., a company one-half indirectly owned by Mr. Stan and his spouse and one-half indirectly owned by Mr. Davies and his spouse, was converted into 366,334 Common Shares. Fred Davidson, the Corporate Secretary of the Corporation, is a partner in the law firm of Burnet, Duckworth & Palmer LLP, which firm from time to time provides legal services to the Corporation.

INTERESTS OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Management of the Corporation is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person who has been a director or executive officer of the Corporation at any time since the beginning of the Corporation's last financial year, of any proposed nominee for election as a director of the Corporation, or of any associates or affiliates of any of the foregoing persons, in any matter to be acted on at the Meeting (other than the election of directors or the appointment of auditors).

OTHER MATTERS

Management of the Corporation knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Annual Meeting. However, if any other matter properly comes before the Meeting, the accompanying Instrument of Proxy will be voted on such matter in accordance with the best judgment of the person voting the proxy.

ADDITIONAL INFORMATION

Additional financial information is provided in Grande Cache's audited consolidated financial statements and management's discussion and analysis for the financial year ended March 31, 2004.

Additional information relating to Grande Cache including the materials listed in the preceding paragraph may be found on SEDAR at www.sedar.com. Securityholders of Grande Cache may contact Grande Cache to request a copy of Grande Cache's consolidated financial statements and management's discussion and analysis at:

Grande Cache Coal Corporation
Suite 250, 703 - 6th Avenue S.W.
Calgary, Alberta T2P 0T9

Phone: (403) 543-7070
Fax: (403) 543-7092

CERTIFICATE

The contents and sending of this Information Circular have been approved by the directors of the Corporation.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

Dated: June 25, 2004

(Signed) Robert H. Stan
President and Chief Executive Officer

(Signed) Thomas E. Pierce
Vice-President, Finance and Chief Financial Officer

Computershare

600, 530-8th Avenue S.W., Calgary, AB T2P 3S8 Tel.: (403) 267-6800 Fax: (403) 267-6529

June 2, 2004

Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
TSX

Dear Sirs:

Subject: Grande Cache Coal Corporation

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	:	Annual General (Routine)
2.	Security Description of Voting Issue	:	Common
3.	CUSIP Number	:	386 55X 105
4.	Record Date	:	June 25, 2004
5.	Meeting Date	:	August 11, 2004
6.	Meeting Location	:	Calgary, AB

Yours truly,

"signed by"
Kim Tran
Meeting Specialist
Stock Transfer Department
Direct Dial No: 1-866-331-6361
Email: kim.tran@computershare.com

cc: Burnet Duckworth & Palmer
Attention: Fred Davidson